SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __) /*/

                           5B Technologies Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.04 per share,
                       Preferred Stock, par value $.01 per
                           share, convertible at $3.33
                           per share of Common Stock,
                             and Warrants to acquire
                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   338283104
        -----------------------------------------------------------------
                                 (CUSIP Number)

                             Kevin Scalia, Director
               c/o Westerman Ball Ederer Miller & Sharfstein, LLP
                              170 Old Country Road
                             Mineola, New York 11501
                                 (516) 622-9200

        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 14, 2001
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................



          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Galt Corporation (Taxpayer ID No. 22-3695220)

          2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) |_|
                                                                 (b) |X|

          3. SEC Use Only


          4. Source of Funds (See Instructions) OO

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          6. Citizenship or Place of Organization                     Delaware



Number of
Shares             7. Sole Voting Power                               750,000
Beneficially       8. Shared Voting Power                                   0
Owned by           9. Sole Dispositive Power                          750,000
Each              10. Shared Dispositive Power                              0
Reporting
Person With




 11. Aggregate Amount Beneficially Owned by Each Reporting Person      750,000
 12. Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [X]
 13. Percent of Class Represented by Amount in Row (11)                  26.4%
 14. Type of Reporting Person (See Instructions)                           CO

 ITEM 1.   SECURITY AND ISSUER.

           This Schedule 13D relates to the (i) Common Stock, par value $0.04 (the "Common Stock"), (ii) Series F Preferred Stock, par value $.01 per share, convertible at $3.33 per share of Common Stock, and (iii) Warrants to acquire Common Stock at an exercise price of $1.00 per share, each of 5B Technologies Corporation (the "Issuer"). Based solely on information provided by the Issuer, as of September 30, 2001 there were 2,837,850 shares of Common Stock, and 420,000 shares of Preferred Stock of all series, issued and outstanding.

           The address of the Issuer's principal executive office is 100 Sunnyside Boulevard, Woodbury, NY 11797.


ITEM 2.   IDENTITY AND BACKGROUND.

           The person filing this statement is Galt Corporation ("Galt"). Galt is a Delaware corporation. Its principal place of business is c/o Westerman Ball Ederer Miller & Sharfstein, LLP, 170 Old Country Road, Mineola, New York 11501. Galt formerly was in the business of application development, web site hosting and information technology solutions, but is no longer conducting business operations.

           Galt has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

           During the last five years, Galt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Under the Asset Purchase Agreement by and among the Issuer, Abby Garrett & Seth, Ltd. ("AG&S"), Galt and certain other persons, dated September 14, 2001, attached as Exhibit A hereto, and in consideration for the sale of substantially all of Galt's assets pursuant to such Asset Purchase Agreement, Galt received the following securities of the issuer: (i) Three Hundred Thousand (300,000) shares of Common Stock, (ii) 300,000 shares of Series F Preferred Stock convertible into Common Stock, and (iii) Warrants to purchase 300,000 shares of Common Stock, of which Warrants to purchase 150,000 shares of Common Stock are held in escrow by AG&S pursuant to the Asset Purchase Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

           Galt acquired the securities of the Issuer as consideration for the purchase of substantially all of the assets of Galt by AG&S. Galt intends to distribute the securities of the Issuer to certain of Galt's creditors in connection with the liquidation and dissolution of Galt. Galt believes that none of such distributees will own 5% or more of the Issuer's Common Stock. Other than the disposition of such securities of the Issuer to certain of Galt's creditors, Galt does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) Galt owns 300,000 shares of the Common Stock, 300,000 shares of Series F Preferred Stock, and Warrants dated September 14, 2001, to purchase 300,000 shares of Common Stock (of which Warrants to purchase 150,000 shares of Common Stock are held in escrow under the Asset Purchase Agreement), representing a 26.4% beneficial ownership of the issued and outstanding shares of Common Stock of the Issuer. Subject to the limitation in the next sentence, the shares of Series F Preferred Stock are convertible into 300,000 shares of Common Stock at any time at the option of the holder at any time after the ten
(10) day average closing price of the Common Stock exceeds $3.33 per share or automatically on the second anniversary of the initial issuance. Until the Issuer obtains the requisite approval of its stockholders to comply with the rules of the NASDAQ Small Cap Market, NASDAQ OTC Bulletin Board or the NASDAQ National Market, a holder of Series F Preferred Stock may not exercise its conversion rights to the extent that such conversion would cause such holder to own more than 19.9% of the outstanding shares of Common Stock. The restriction in the prior sentence also applies to a proposed exercise of the Warrants.

           (b) Galt has the sole power to vote the 300,000 shares of Common Stock and the other securities of the Issuer held by it.

           (c) Other than its acquisition of the securities of the Issuer pursuant to the Asset Purchase Agreement, there have been no transactions in any of the classes of securities of the Issuer by Galt during the past 60 days.

           (d) No persons, other than Galt, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the securities acquired by Galt.

           (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Galt is no longer conducting business operations and, accordingly, Galt intends to distribute the securities of the Issuer to certain of its creditors according to the discretion of the Board of Directors of Galt.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Attached as Exhibit A hereto is a copy of the Asset Purchase Agreement among the Issuer, Abby Garrett & Seth, Ltd., Galt Corporation and certain other persons, dated as of September 14, 2001, pursuant to which Galt acquired the securities of the Issuer referred to in this Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: March __, 2002

                                           GALT CORPORATION



                                           By:  /s/ Kevin Scalia
                                                -------------------------
                                                Name:   Kevin Scalia
                                                Title:  Director

                                                                    Exhibit A

                            ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement dated as of the 14th day of September, 2001 (this "Agreement"), by and among Abby Garrett & Seth, Ltd., a New York corporation, having its principal offices at 100 Sunnyside Boulevard, Woodbury, New York 11797 (the "Buyer"), 5B Technologies Corporation, a Delaware corporation, having its principal offices at 100 Sunnyside Boulevard, Woodbury, New York 11797 ("Parent"), Galt Corporation, a Delaware corporation, having its principal offices at 1660 Walt Whitman Road, Melville, New York 11747 (the "Company"), Alan Sheinwald, an individual residing at 203 Brierwood Drive, Somers, NY 10589 ("Sheinwald"), Kenneth Greene, an individual residing at 4 Fox Meadow Lane, Lloyd Harbor, NY 11743 ("Greene" together with Sheinwald, the "Principals").

                              W I T N E S S E T H:

         WHEREAS, the Principals control entities which own the majority of all of the issued and outstanding equity capital of the Company;

         WHEREAS, the Company is the owner of the Acquired Assets;

         WHEREAS, the Buyer is a wholly-owned subsidiary of the Parent; and

         WHEREAS, the Company wishes to sell to the Buyer, and the Buyer wishes to purchase from the Company, the Acquired Assets, and assume the Assumed Liabilities upon the terms and subject to the exclusions and conditions set forth in this Agreement;

         NOW, THEREFORE, for and in consideration of the mutual premises, representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

              1.1 DEFINITIONS.

                  The following terms shall have the following meanings for the purposes of this Agreement:

                  "Acquired Assets" shall have the meaning provided in Section 2.1.

                  "Affiliate" shall mean, with respect to any specified Person, any other Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. For purposes of this definition "controls", "is controlled by" and "under common control with" means the possession of the power to direct or
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cause the direction of the management and policies of a specified Person through the ownership of voting securities or otherwise.

                  "Agreement" shall mean this Purchase Agreement , including all exhibits and schedules hereto, as it may be amended from time to time in accordance with its terms.

                  "Assumed Contracts" shall have the meaning provided in Section 2.1(f).

                  "Assumed Liabilities" shall have the meaning provided in
Section 2.3.

                  "Audited Financials" shall have the meaning provided in
Section 5.5(a).

                  "Bill of Sale" shall mean the bill of sale, dated the Closing Date, between the Buyer and the Company, the form of which is attached hereto as Exhibit A.

                  "Books and Records" shall have the meaning provided in Section 5.4.

                  "Bulk Sales Laws" shall mean the Bulk Sales Laws of any state, city or municipality, or any federal or state laws governing fraudulent conveyances.

                  "Business" shall mean the business of the Company as currently conducted.

                  "Buyer Parties" shall have the meaning provided in Section 9.1(a).

                  "Buyer" shall have the meaning provided in the preamble to this Agreement.

                  "Buyer Disclosure Schedule" shall have the meaning provided in
Section 6.5(a).

                  "Claim Notice" shall have the meaning provided in Section 9.1(c)(i).

                  "Closing" shall have the meaning provided in Section 4.1.

                  "Closing Date" shall have the meaning provided in Section 4.1.

                  "Code" means the Internal Revenue Code of 1986, as amended, modified or supplemented from time to time.

                  "Company" shall have the meaning provided in the preamble to this Agreement.

                  "Company Common Stock" shall mean the Common Stock of the Company, par value $.01 per share.

                  "Company Preferred Stock" shall mean the preferred stock of the Company, par value $.01 per share.

                  "Common Stock" shall mean the common stock, $.04 par value per share, of Parent.


                                       2
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                  "Confidential Information" shall mean the proprietary and
confidential information of either party, including, without limitation, all information, know-how, marketing and development plans, techniques and materials, client names and other information related to clients, price lists, pricing policies and financial information, and methods of production, vendor agreements, use, operation and application: (i) which are not generally known to the public; and (ii) in which such Person has rights.

                  "Contaminant" shall have the meaning provided in Section 5.16(a).

                  "Contracts" shall have the meaning provided in Section 5.11.

                  "Core Software Products" shall have the meaning provided in
Section 5.10(f).

                  "Credit Agreement" shall mean that certain Credit Agreement dated May 24, 2001, between Connecticut Bank of Commerce and 5B Technologies Group, Inc., as amended and supplemented from time to time and all other documents, instruments, schedules, and exhibits related thereto.

                  "Dispute Period" shall have the meaning provided in Section 9.1(c)(i).

                  "DOL" shall mean the Department of Labor, as provided in
Section 5.14(d).

                  "Environmental Laws" shall have the meaning provided in
Section 5.16(a).

                  "ERISA" shall have the meaning provided in Section 5.14(b).

                  "ERISA Affiliate" shall have the meaning provided in Section 5.16(a).

                  "Escrow Agent" shall have the meaning provided in Section 3.2.

                  "Escrow Agreement" shall mean the Escrow Agreement between Parent, Buyer, Company, and Escrow Agent, in the form attached hereto as Exhibit B.

                  "Escrow Amount" shall have the meaning provided in Section
3.2.

                  "Excluded Assets" shall have the meaning provided in Section 2.2.

                  "Financial Statements" shall have the meaning provided in
Section 5.5(a).

                  "GAAP" means U.S. generally accepted accounting principles, consistently applied.

                  "Governmental Permits" shall have the meaning provided in
Section 5.19.

                  "Indebtedness" shall mean any debt, loan, lease, guaranty or any other commitment to lend or borrow funds.

                  "Indemnified Party" shall have the meaning provided in Section 9.1(c).


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

                  "Indemnifying Party" shall have the meaning provided in
Section 9.1(c)(i).

                  "Indemnity Notice" shall have the meaning provided in Section 9.1(c)(v).

                  "Intellectual Property Rights" shall have the meaning provided in Section 5.10.

                  "Interim Balance Sheet" shall have the meaning provided in
Section 5.5(a).

                  "Interim Financial Statements" shall have the meaning provided in Section 5.5(a).

                  "Inventory" shall have the meaning provided in Section 2.1(c).

                  "IRS" shall have the meaning provided in Section 5.14(b).

                  "Laws" shall have the meaning provided in Section 5.18.

                  "Leased Real Property" shall have the meaning provided in
Section 5.10(a).

                  "Lien" shall mean any mortgage, lien, charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance of any kind or any agreement or arrangement, whether oral or written, having similar effect.

                  "Material Adverse Effect" shall have the meaning provided in
Section 5.6(b).

                  "Office Action" shall mean any official action by the United States Patent and Trademark Office reporting that a particular trademark or service mark application is not entitled to federal registration for any reason and advising of the reasons therefor and of any formal requirements or objections with respect thereto.

                  "Order" shall have the meaning provided in Section 5.3.

                  "Parent" shall have the meaning provided in the preamble to this Agreement.

                  "Parent Shares" shall mean (i) 300,000 shares of Common Stock referred to in Secton 3.1(i) hereof, (ii) the shares of Common Stock to be issued upon conversion of the Preferred Series F Stock and (iii) the Common Stock to be issued upon exercise of the Parent Warrant.

                  "Parent's SEC Reports" shall have the meaning provided in
Section 6.7.

                  "Parent Warrant" shall mean a warrant or warrants to purchase 300,000 shares of Common Stock, in the form attached hereto as Exhibit C.

                  "Person" shall mean any individual, corporation, proprietorship, firm, partnership, limited liability company, limited partnership, trust, association or other entity.

                  "Plan" shall have the meaning provided in Section 5.14(a).

                  "Preferred Stock" shall mean the preferred stock of the Company, par value $.01 per share.

                  "Preferred Series F Stock" shall mean 300,000 shares of Series F Convertible Preferred Stock, par value $.01 per share, of Parent with the rights, preferences, restrictions and limitations as set forth in the Certificate of Designation attached hereto as Exhibit D.

                  "Prepaid Expenses" shall have the meaning provided in Section 2.1(d).

                  "Principals" shall have the meaning provided in the preamble to this Agreement.

                  "Proceeding" shall have the meaning provided in Section 5.12.

                  "Purchase Price" shall have the meaning provided in Section
3.1.

                  "Registration Rights Agreement" shall mean the Registration Rights Agreement, dated the Closing Date, with respect to the Parent Shares in the form attached hereto as Exhibit E.

                  "Related Agreements" shall mean any contract or agreement which is or is to be entered into at the Closing or otherwise pursuant to this Agreement, including, without limitation, the Bill of Sale, Escrow Agreement and Registration Rights Agreement. The Related Agreements executed by a specified Person shall be referred to as "such Person's Related Agreements," "its Related Agreements" or another similar expression.

                  "Release" shall have the meaning provided in Section 5.18(a).

                  "Resolution Period" shall have the meaning provided in Section 9.1(c)(iv).

                  "Return" means any report, return, statement, estimate, declaration, form, or other information required to be supplied to a taxing authority in connection with Taxes.

                  "Retained Liabilites" shall have the meaning provided in
Section 2.3(b)

                  "Disclosure Schedule" shall have the meaning provided in
Article V.

                  "Sheinwald" shall have the meaning provided in the preamble to this Agreement.

                  "Tax" or "Taxes" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local, or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties, or additions to tax attributable to any such Tax.

                  "Software Products" shall have the meaning provided in Section 5.10(a)(i).

                  "Third Party Claim" shall have the meaning provided in Section 9.1(c)(i).

                  "Trademarks" shall have the meaning provided in Section
2.1(a).

                  "WARN Act" shall have the meaning provided in Section 5.16(c).

                                   ARTICLE II

                                SALE AND PURCHASE

              2.1 SALE AND PURCHASE OF ACQUIRED ASSETS.

                  Subject to the terms and conditions of this Agreement, at the Closing, the Company shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and take assignment and delivery of all right, title and interest in, to and under all of the assets owned by the Company, other than the Excluded Assets (all of the assets sold, assigned, transferred and delivered to the Buyer hereunder being referred to collectively herein as the "Acquired Assets" and are set forth below and include, without limitation, the assets set forth on Schedule 2.1 attached hereto):

                  (a) all of the following intangible assets which are owned by the Company and used in connection with the operation of or relating to the Business throughout the world: (a) registered and unregistered trademarks and service marks (including common law rights) and applications for trademark and service mark registrations, in each case which are related to the Business; (b) trade names related to the Business (all assets in subparagraph (a) and (b) which shall include those items identified on Schedule 2.1 hereto including, without limitation, subject to Section 7.2(b) the trade name "Galt Corporation" collectively referred to as the "Trademarks"); (c) registered and unregistered copyrights and applications for copyright registrations related to the Business;
(d) proprietary concept information, including, without limitation, business and marketing plans, marketing materials (including without limitation, brochures, folders, special event planning guides and collateral materials) a reproducible copy of the Companys' web page, advertising concepts, designs and slogans, in each case which are related to the Business, including audio and video and other production products utilized to create any of the foregoing; and (e) all enhancements, improvements and derivative works of each of the foregoing, in each case, which are used in connection with the Business;

                  (b) all machinery, fixtures, equipment, vehicles, transportation and storage facilities, furniture, tools, stores, spare parts and other tangible personal property utilized in the Business owned by the Company and the Company's rights in any of the foregoing items leased or licensed by the Company and used in the Business;

                  (c) all inventory (including raw materials, work-in-process, and finished goods), and supplies (including office, packaging, shop and other supplies) on hand and used in connection with the Business (the "Inventory");


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

                  (d) all items of pre-paid expenses relating to the Business, if any ("Pre-paid Expenses");

                  (e) all licenses with respect to patents, inventions, trade secrets, trademarks, technology, know-how, specifications, designs, drawings, processes, quality control data, and other technical and proprietary information relating to the Business;

                  (f) the Company's rights and interests in and to (subject to the Buyer's assumption of the obligations thereunder arising on and after the Closing) all contracts, sales orders, purchase orders, equipment leases, personal property leases, licenses, forward commitments for supplies or materials and other contracts, arrangements and agreements, whether written or oral, which were entered into in the ordinary course of business with customers, suppliers, sales representatives, distributors, agents, lessors, lessees, licensors, licensees, consignors, consignees and other third parties, including, without limitation, all material contracts listed on Schedule 2.1 (f) hereto, all of which relate to the Acquired Assets and the operation of the Business (the "Assumed Contracts");

                  (g) the Company's rights, to the extent assignable, under all third party warranties and guarantees, whether express or implied, as they relate to the Business;

                  (h) all claims, rights, setoffs and credits of Company relating to the Assumed Contracts or the Acquired Assets;

                  (i) all separately maintained (as well as relevant portions of those which are not separately maintained) books, records and files relating to the ownership, occupancy, use or operation of, the Business or the Acquired Assets, including, without limitation, customer lists, vendor lists, catalogs and accounting and tax records;

                  (j) all licenses, approvals, registrations, authorizations and permits pertaining to the ownership, occupancy, use or operation of the Business or the Acquired Assets; and

                  (k) all accounts receivables (whether or not invoiced) with respect to goods sold or services rendered within the 90 day period prior to the Closing Date, including, without limitation, those set forth on Schedule 2.1(k) hereof.

              2.2 EXCLUDED ASSETS.

                  Notwithstanding anything to the contrary set forth in this Agreement, there shall be excluded from the Acquired Assets (the "Excluded Assets"): (i) any accounts receivable due, owing, accrued or payable to the Company (whether or not invoiced) with respect to goods sold or services rendered during the period up to the Closing Date which accounts receivable are in excess of 90 days past due on the Closing Date; (ii) any assets as set forth on Schedule 2.2 hereto and (iii) any and all assets of the Company not utilized in or relating to the Business.

               2.3 ASSUMPTION OF LIABILITIES.

                  (a) On and after the Closing Date, the Buyer shall assume, and agrees and undertakes to pay, perform and discharge, as and when due, each of the obligations, responsibilities, liabilities and debts with respect to the Business which are specifically described


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

in Schedule 2.3 hereto and the obligations under the Assumed Contracts being assigned to Buyer referred to in Schedule 2.1 hereof (all of which are hereinafter referred to collectively as the "Assumed Liabilities").

                  (b) Notwithstanding anything to the contrary contained herein, Assumed Liabilities shall not include any liability which is not identified as an Assumed Liablity in Schedule 2.3, including, without limitation, the following liabilities which shall be retained by the Company (the "Retained Liabilities"):

                           (i) legal, accounting, brokerage, finder's fee, taxes
                  or other expenses incurred by the Company in connection with this Agreement or the consummation of the transactions contemplated hereby;

                           (ii)liabilities or obligations incurred by the
                  Company after the Closing;

                           (iii) any obligations or liability relating to any
                  litigation, actions, grievances, arbitrations, suits, proceedings, investigations or claims arising out of or relating to any of the Company's activities or any of the Company's operation of the Business or ownership or use of the Acquired Assets or arising out of any of the Assumed Liabilities or Retained Liabilities prior to the Closing Date, or any dispute, the material elements of which accrued prior to the Closing, whether or not listed on any Schedule hereto;

                           (iv) any liability for any foreign, federal, state or
                  local taxes accrued to (or which should have been accrued pursuant to GAAP) or incurred by any of the Company prior to the Closing, or as a consequence of the transactions contemplated hereby;

                           (v) all liabilities to employees of the Company with
                  respect to any claims, whether contingent or otherwise, relating to labor relations and compliance with fair employment practices prior to the Closing or any salary, bonuses, commissions, benefits or other amounts payable from, or contributions to, any benefit plans or arrangements, payments of insurance premiums or other compensation matters for or with respect to the period prior to the Closing Date;

                           (vi) all liabilities, costs or obligations under or
                  which relate to or are associated with any employee benefit plans or arrangements, including the Employee Plans sponsored by any of the Company or a Common Control Entity (as determined under Section 414(b) or (c) of the Code) either before or after the Closing;

                           (vii) all liabilities to the extent they are
                  associated with or relate to any of the Excluded Assets, whether arising from events occurring prior to or after the Closing Date;

                           (viii) all liabilities or obligations to any
                  Affiliates of Company arising prior to or after the Closing Date;

                           (ix) all liabilities for severance obligations, if
                  any, to any employee of the Company who does not become an employee of the Buyer;


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

                           (x) all accounts payable for goods and services,
                  including customer and third party credits, trade accounts payable and accrued expenses and other debts or sums due, owing, accrued or payable with respect to any of the Company's activities and the operation of the Business prior to the Closing Date, except those accounts payable specifically assumed by the Buyer as set forth in Schedule 2.3 hereto; and

                           (xi)any liabilities or obligations of the Company or
                  relating to the Business or the Acquired Assets not expressly assumed by the Buyer as set forth in Schedule 2.3 hereto.

               2.4 INFORMATION AND RECORDS.

                   Following the Closing, the Company shall also provide to the Buyer, copies of, or access to, all technical information, confidential information, price lists, marketing information, sales records, customer lists, documents related to the Business and the Acquired Assets, agreements with vendors, suppliers and manufacturers and any other entities which do business with the Company with respect to the Business, and any other business records of the Company that would be useful to the Buyer.

                                   ARTICLE III

                                  CONSIDERATION

               3.1 PAYMENT OF PURCHASE PRICE.

                   At the Closing, in consideration for the Acquired Assets, the Company shall be issued: (i) 300,000 shares of Common Stock, (ii) 300,000 shares of Preferred Series F Stock and (iii) the Parent Warrant (collectively, the "Purchase Price").

               3.2 ESCROW.

                   Notwithstanding anything to the contrary contained herein, Parent shall withhold from the Purchase Price otherwise deliverable at the Closing to the Company and the Principals and place into escrow a Parent Warrant to purchase an aggregate of 150,000 shares of Common Stock the "Escrow Warrants") in connection with the indemnification obligations of the Company and the Principals under this Agreement and related documents and the transactions contemplated hereby and thereby. The terms and conditions of such escrow are more fully set forth in the Escrow Agreement. Parent shall deliver to Leonard S. Teiber, as Escrow Agent (the "Escrow Agent"), pursuant to the terms of the Escrow Agreement, warrant certificates representing the Escrow Warrants.

               3.3 ALLOCATION OF THE PURCHASE PRICE.

                   Subject to the provisions of this Section 3.3, the parties will mutually agree upon the fair market value of the Acquired Assets in order to establish a Purchase Price allocation for all foreign, federal, state and local tax purposes. The Purchase Price for the Acquired Assets, consisting of the Purchase Price under Section 3.1 and the Assumed Liabilities under Section 2.3(a), shall be allocated in accordance with Section 1060 of the Code. Neither party will voluntarily take a position inconsistent therewith upon examination of any such tax return or report, in any refund claim, in any litigation or otherwise with respect to such tax returns. Each party agrees to prepare and timely file Internal Revenue Service Form 8594 (Asset Acquisition Statement) detailing the agreed upon allocation and any supplemental filing, if necessary, upon determination of any adjustment to the Purchase Price hereunder, to cooperate in every reasonable way with the other party in the preparation of such form(s) and to furnish the other party with a copy of such form(s) prepared in draft within a reasonable period before the due date for filing.

                                   ARTICLE IV

                                     CLOSING

              4.1 CLOSING.

                  The closing of the transactions contemplated hereby (the "Closing") shall be held at the offices of the Buyer or its counsel, or at such other place as the parties may agree upon, at 10:00 a.m., E.S.T., on the next business day following the date the conditions to Closing are satisfied or waived, or as may be mutually agreed upon by the parties (the "Closing Date").

              4.2 SELLER AT CLOSING.

                  At the Closing, the Company shall deliver to the Buyer:

                  (a) all of the Acquired Assets;

                  (b) a Bill of Sale duly executed by the Company;

                  (c) the following agreements duly executed by the Company and Principals, as applicable: Registration Rights Agreement and Escrow Agreement, in form and substance satisfactory to the parties thereto;

                  (d)an incumbency and specimen signature certificate with respect to each of the officers of the Company executing this Agreement, the other agreements required to be delivered pursuant to Sections 4.2(c) and (e) hereof and any other documents, agreements, instruments and certificates delivered hereunder, on behalf of the Company;

                  (e) the certificates required to be delivered pursuant to
Section 8.1(e) hereof;

                  (f) consent to assignment of all Intellectual Property Rights and any other Material Contracts requiring consent in connection with consummation of the transactions contemplated by this Agreement;

                  (g) all authorizations necessary for ownership, use and operation the Acquired Assets; and

                  (i) all such other documents, agreements, instruments, consents, stock powers or certificates required to be delivered to Buyer under the provisions of this Agreement or as Buyer may deem reasonably necessary or appropriate to effect, evidence or facilitate the transactions contemplated by this Agreement and vest in Buyer good and marketable title to the Acquired Assets.

              4.3 BUYER AT CLOSING.

                  At the Closing, Buyer shall:

                  (a) deliver the Purchase Price, which shall contain appropriate restrictive legends;

                  (b) deliver to the Company or Principals, as applicable, the following agreements duly executed by the Buyer: Registration Rights Agreement and Escrow Agreement; and

                  (d) deliver to the Company or Principals, as applicable, all such documents, agreements, instruments or certificates required to be delivered to the Company and the Principals under the provisions of this Agreement or as the Company and the Principals may deem reasonably necessary or appropriate to effect, evidence or facilitate the transactions contemplated by this Agreement.

              4.4 FURTHER ASSURANCES.

                  (a) From time to time, each of the Company and the Principals shall, subject to the provisions of this Agreement, execute and deliver such other good and sufficient instruments of sale, transfer, conveyance and assignment as the Buyer may reasonably request in order to sell, convey, transfer and assign to the Buyer, or to vest in the Buyer good and marketable title to the Acquired Assets, or otherwise to carry out the purposes and intent of this Agreement (including, without limitation, all Exhibits hereto). From time to time Parent and the Buyer shall, at its expense, execute and deliver such instruments and documents as the Company and the Principals may reasonably request to cause the Buyer to assume the Assumed Liabilities or otherwise carry out the purposes and intent of this Agreement (including, without limitation, all Exhibits hereto).

                  (b) The Buyer, each of the Company and the Principals and their respective Affiliates will cooperate with each other in connection with any audit by the Internal Revenue Service or any other taxing authority (including, without limitation, foreign, federal, state or local authorities) of any tax return or report in connection with the Acquired Assets or the Business (including the use, operation, or ownership thereof), the transferred employees or the sale of the Acquired Assets hereunder. The party responsible for the applicable tax liability shall have the sole right, at its sole expense, to conduct any audit or any other proceeding before any such taxing authority, to prepare and file any amended tax return, claim for refund or Tax Court petition, to prosecute any such claim and to select counsel, to engage in litigation and to consent to any settlement in connection therewith with respect to any taxes for any such period, and the other party will execute and deliver, or cause to be executed and delivered, to the responsible party or its designees, all instruments (including, without limitation, powers of attorney) reasonably requested by the responsible party in order to implement the provisions of this Section 4.4(b).

                                    ARTICLE V

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PRINCIPALS

         Except as otherwise set forth in the Disclosure Schedule delivered to the Buyer and Parent concurrently with the parties' execution of this Agreement (the "Disclosure Schedule"), which statements contained in the Disclosure Schedule shall also be deemed to be representations and warranties made and given by the Company and the Principals under this Article V of this Agreement, each of the Company, Green and Sheinwald hereby jointly and severally represents and warrants to each of the Buyer and Parent as follows:

              5.1 ORGANIZATION, STANDING AND QUALIFICATION; SUBSIDIARIES.

                  (a) The Company and each of its its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which its property is owned, leased or operated or the nature of the business conducted by it makes such qualification or licensing necessary. None of the subsidiaries or Affiliates of the Company has any material assets used in connection with the business of the Company. The Company has delivered to Parent or its counsel complete and correct copies of its and each of its subsidiaries' certificate of incorporation and bylaws, or other governing documents, as currently in effect.

                  (b) All the outstanding shares of capital stock of, or other equity interests in, each of the Company's subsidiaries have been validly issued and are fully paid and non-assessable and are owned directly by the Company, free and clear of all Liens and security interests of any kind or nature whatsoever and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws, and no other person or entity has any rights of any nature to acquire any securities of any of such subsidiaries. Neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity.

               5.2 AUTHORITY.

         Each of the Company and the Principals has all requisite corporate or other power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and the Principals. This Agreement has been duly executed and delivered by each of the Company and the Principals and the Related Agreements, when executed and delivered by each of the Company and the Principals, will constitute legal, valid and binding obligations of each of the Company and the Principals, enforceable against each of the Company and the Principals in accordance with its respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). A vote of the Stockholders representing at least a majority of the issued and outstanding Company Common Stock is sufficient to approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby under the certificate of incorporation and bylaws of the Company and under the applicable provisions of Delaware law.

               5.3 CONSENTS AND APPROVALS; NO VIOLATION.

         Neither the execution and delivery of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby nor compliance by the Company and the Principals, as applicable, with any of the provisions hereof or thereof will (i) conflict with or result in a breach of the certificate of incorporation, bylaws or other constitutive documents of the Company or any of its subsidiaries, (ii) conflict with or result (with or without notice or lapse of time or both) in a default (or give rise to any right of reimbursement, termination, cancellation, modification or acceleration) under any of the provisions of any note, bond, lease, mortgage, indenture, license, franchise, permit agreement or other instrument or obligation to which the Company or any of their respective subsidiaries is a party, or by which the Company or any of their respective subsidiaries or their respective properties or assets may be bound or affected, except for such conflict, breach or default as to which requisite waivers or consents are described in Section 5.3 of the Disclosure Schedule and are required to be obtained prior to Closing, (iii) violate any Law, statute, rule or regulation or order, writ, injunction, judgment or decree (each, an "Order") applicable to any of the Company or any of its subsidiaries or their respective properties or assets or (iv) result in the creation or imposition of any Lien upon any property or assets used or held in connection with the Business. Except as set forth in Section 5.3 of the Disclosure Schedule, no consent or approval by, or any notification of or filing with, or other action of any Person (governmental or private) is required in connection with the execution, delivery and performance by the Company and the Principals of this Agreement or any Related Agreement. There is no Proceeding pending or, to the knowledge of the Company and the Principals, threatened against the Company and the Principals or any of their respective assets or properties or that seeks to prevent the consummation of the transactions contemplated herein or in any Related Agreement.

               5.4 BOOKS AND RECORDS.

         The minute books and other similar records of the Company and each of its subsidiaries made available to the Buyer and Parent prior to the execution of this Agreement contain a true, correct and complete record of all actions taken at all meetings and by all written consents in lieu of meetings of the shareholders, the board of directors and committees of the board of directors of the Company and each of its subsidiaries. The stock transfer ledger and other similar records of the Company and each of its subsidiaries made available to the Buyer and Parent prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company and each of its subsidiaries. No Books and

Records of the Company and each of its subsidiaries have been recorded, stored, maintained, operated or are otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means or access thereto and therefrom) are not under the exclusive ownership and direct control of the Company and each of its subsidiaries. "Books and Records" means, collectively, all files, documents, instruments, papers, books and records relating to the business or the condition of a company, including financial statements, tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, corporate seals, stock transfer ledgers, contracts, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

              5.5 FINANCIAL STATEMENTS; CERTAIN FINANCIAL INFORMATION.

                  (a) The Company has previously delivered to the Buyer and Parent true and complete copies of the following financial statements: (i) the unaudited consolidated balance sheet of the Company and its subsidiaries as of June 30, 2001 and the related unaudited statements of operations and cash flows of the Company for the six months then ended (such balance sheet as of June 30, 2001 (the "Interim Balance Sheet Date") is referred to herein as the "Interim Balance Sheet" and all of the financial statements described in this clause (i) are referred to as the "Interim Financial Statements"); and (ii) the audited consolidated balance sheets of the Company and its subsidiaries for the fiscal years ended December 31, 1999 (of the Company's predecessor GALT IT Solutions,
LLC) and December 31, 2000 and the related audited statements of operations and cash flows of the Company and its subsidiaries for the fiscal years then ended, certified by the Company's independent certified public accountants (the "Audited Financials") (such financial statements described in clauses (i) and
(ii) and any notes thereto are hereinafter collectively referred to as the "Financial Statements"). Each of the balance sheets included in the Financial Statements is true, complete and correct, and each of the balance sheets included in the Financial Statements presents fairly the financial position of the Company and its subsidiaries as of the respective date of such balance sheet, in each case in accordance with GAAP, subject, in the case of the Interim Balance Sheet, to year-end adjustments and the absence of notes. Each of the statements of operations and cash flows included in the Financial Statements is true, complete and correct, and each of the statements of operations and cash flows included in the Financial Statements presents fairly the results of operations of the Company and its subsidiaries for the periods set forth therein, in each case in accordance with GAAP, subject, in the case of the Interim Balance Sheet, to year-end adjustments and the absence of notes. The Financial Statements were compiled from the Books and Records regularly maintained by management and used to prepare financial statements of the Company and its subsidiaries in accordance with the principles stated therein. The Companyhave maintained the Books and Records in a manner sufficient to permit the preparation of the Financial Statements in accordance with GAAP. The Books and Records fairly reflect the income, expenses, assets and liabilities of the Company and its subsidiaries and provide a fair and accurate basis for the preparation of the Financial Statements.

                  (b) All reserves established by the Company and its subsidiaries are reflected on the Interim Balance Sheet and are adequate and are stated in accordance with GAAP, including reserves for bad debt, vacation, sick leave and similar paid leave. There are no loss contingencies that are required to be accrued by Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board which are not provided for on such Interim Balance Sheet.

               5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS.

                   Except as set forth in the Interim Balance Sheet, since December 31, 2000, neither the Company nor any of its subsidiaries has:

                  (a) made any material change in its business or operations or in the manner of conducting its business;

                  (b) suffered any event, violation or other matter that would have a material adverse effect on the Business, condition (financial or otherwise), assets, liabilities, operations , properties of the Company (a "Material Adverse Effect"), and no fact or condition exists that would reasonably be expected to cause a Material Adverse Effect in the future;

                  (c) suffered any material casualty loss (whether or not insured) or condemnation or other taking;

                  (d) other than in the ordinary course of business, entered into any employment or consulting contract or commitment (whether oral or written) or compensation arrangement or employee benefit plan, or changed or committed to change (including any change pursuant to any bonus, pension, profit-sharing or other plan, commitment, policy or arrangement) the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants, or made any pension, retirement, profit-sharing, bonus or other employee welfare or benefit payment or contribution;

                  (e) declared, paid or made, or set aside for payment or making, any dividend or other distribution in respect of its common stock or other capital stock or securities, or directly or indirectly redeemed, purchased or otherwise acquired any of its common stock or other capital stock or securities, or combined or subdivided or in any way changed any of the terms or provisions of its common stock or other capital stock or securities;

                  (f) paid, loaned or advanced any amount to or in respect of, or sold, transferred or leased any property or assets (real, personal or mixed, tangible or intangible) to, or entered into, amended or waived any rights under any transactions, agreements or arrangements with or for the benefit of, any of its stockholders or any of their respective Affiliates, associates or family members or any of its officers or directors or any Affiliate or associate of its officers or directors;

                  (g) made or proposed any change in any accounting or tax principles, practices or methods, including its accounts payable or accounts receivable practices and terms (including reserves), except for such changes which are both (x) required by GAAP or by Law and (y) set forth in Section 5.6(g) of the Disclosure Schedule;

                  (h) incurred any liability (whether known or unknown, absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise, and whether due or to become due), except for current liabilities reflected on the Interim Balance Sheet or incurred after the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice and not exceeding $10,000 individually or $25,000 in the aggregate;

                  (i) canceled or waived rights with respect to any debts or other obligations owed to or claims held by the Company (including the settlement of any claims or litigation or other Proceeding);

                  (j) accelerated or delayed collection of notes or accounts receivable generated by the Business in advance of or beyond their regular due dates or the dates when the same otherwise would have been collected;

                  (k) terminated or amended or suffered the termination or amendment of any Contract pursuant to which the Company or any of its subsidiaries would receive from any Person or pay to any Person more than $10,000 in any calendar year or disposed of or permitted to lapse any item of Intellectual Property Rights;

                  (l) made any capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in excess of $10,000 (or $25,000 in the aggregate);

                  (m) incurred any Indebtedness; and

                  (n) agreed, whether in writing or otherwise, to take any action described in this Section 5.6 or any action which, if taken after the date of this Agreement without Parent's consent, would constitute a breach under this Agreement.

              5.7 REAL PROPERTY.

                  Neither the Company nor any of its subsidiaries have ever owned, nor will own as of the Closing Date, any real property or any option to acquire any real property.

              5.8 LEASES.

                  (a) Except as set forth on Section 5.8 of the Disclosure Schedule, the Company shall not incur a liability in excess of $10,000 individually or $25,000 in the aggregate as a result of the termination of leases of real property as to which the Company or any of its subsidiaries is the lessee or sublessee (the "Leased Real Property"), and shall be able to make timely payments on any Leased Real Property it leases after the Closing Date.

                  (b), All leases of personal property as to which the Company or any of its subsidiaries is the lessee or sublessee are listed in Section 5.8 of the Disclosure Schedule (true and correct and complete copies of which have been delivered to the Parent). All such leases are in full force and effect, are enforceable against the Company or its subsidiaries and the other parties thereto and have not been modified or amended, except as set forth in Section
5.8 of the Disclosure Schedule. There exists no default by the Company or any of its subsidiaries under any of such leases or, to the knowledge of the Company or the Principals, by any other party thereto, nor any event which, with the giving of notice or the passage of time or both, would constitute and event of default by the Company or any of its subsidiaries or any other party thereunder, except as set forth in Section 5.8 of the Disclosure Schedule. There are no leases of personal property leased or subleased for the use or benefit of any Person other than the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party. The payments on the equipment leases which comprise the Assumed Liabilities shall be current as of the Closing Date. Except as set forth in Section 5.8 of the Disclosure Schedule all of the leases are current and no payments are overdue as of the Closing Date and all of the amounts indicated as owed in arrears for the leases identified in Section 2.3 are accurate and complete. Any inaccuracy in Schedule 2.3 with respect to such amounts owed in arrears which causes a loss to Buyer shall not be subject to the $100,000 limitation of Section 9.4.

         5.9 TITLE TO ASSETS.

                  The Company and each of its subsidiaries has good, valid and marketable title to all of the Acquired Assets. Except as set forth in Section
5.9 of the Disclosure Schedule, the Acquired Assets are free and clear of any Lien. The Acquired Assets are in good operating condition, subject to ordinary wear and tear, and constitute all of the assets, interests and rights held for use or used in connection with the Business and constitute all those necessary to operate the Business as it is currently conducted and in accordance with recent historical practice. All Acquired Assets with a book value in excess of $5,000 are listed in Section 2.1 of Disclosure Schedule.

         5.10 INTELLECTUAL PROPERTY RIGHTS.

                  (a) The Company and each of its subsidiaries is the exclusive owner of all right, title and interest in and to each of the following that are used or licensed in the Business as currently conducted and are included in the Acquired Assets:

                           (i) except for commercially available computer
                  software programs, all computer programs, databases and associated system and user documentation (the "Software Products");

                           (ii) all copyrights and copyright registrations owned
                  by the Company and any of its subsidiaries and Affiliates, including, without limitation, all copyrights and copyright registrations owned by the Company and any of its subsidiaries and Affiliates listed in Section 2.1(a) of the Disclosure Schedule and all copyrights and copyright registrations in and to the Software Products or otherwise related to or used in the Business;

                           (iii) all patentable inventions, patents and patent
                  applications owned by the Company, including, without limitation, all inventions, patents and patent applications owned by the Company and any of its subsidiaries and Affiliates listed in Section 2.1(a) of the Disclosure Schedule and all patentable inventions, patents and patent applications relating to or embodied in the Software Products or otherwise related to or used in the Business;

                           (iv) all Internet domain names and registrations,
                  trademarks, service marks and trade names, and the applications to register any of them in federal, state or foreign jurisdictions, including, without limitation, all Internet domain names and registrations, trademarks, service marks and trade names, and the applications to register any of them in federal, state or foreign jurisdictions owned by the Company and any of its subsidiaries and Affiliates listed in Section 2.1(a) of Disclosure Schedule and all Internet domain names and registrations, trademarks, service marks and trade names, and the applications to register any of them in federal, state or foreign jurisdictions now used or contemplated to be used in connection with the Software Products or otherwise related to or used in the Business; and

                           (v) all trade secrets and other proprietary rights,
                  including those applicable to any of the Software Products, necessary or useful for the operation of the Business as currently conducted.

These items referred to in subparagraphs (i) through (v) of this Section 5.10(a) are herein referred to collectively as the "Intellectual Property Rights."

                  (b) Section 2.1(a) of the Disclosure Schedule sets forth a list of all licenses and similar agreements between the Company or any of its subsidiaries and Affiliates, on the one hand, and third parties, on the other hand, under which any of the Company or any of its subsidiaries and Affiliates are granted rights to make, use, sell, reproduce, distribute, manufacture, prepare derivative works based upon, perform or display publicly, or license items embodying the patent, copyright, trade secret, trademark or other proprietary rights of such third parties for use in the Business. None of the Company or any of its subsidiaries or Affiliates is, nor as a result of the execution and delivery of this Agreement or any Related Agreement or the performance of its obligations hereunder or thereunder will be, in violation of or lose any rights pursuant to any license or similar agreement described in
Section 2.1(a) of the Disclosure Schedule. Except as set forth in Section 2.1(a) of the Disclosure Schedule, no Person is entitled to any royalty, fee or other payment with respect to any such agreement or any Intellectual Property Rights for use in the Business.

                  (c) Section 2.1(a) of the Disclosure Schedule sets forth a list of all agreements under which the Company or any of its subsidiaries or Affiliates have granted rights to third parties under the Intellectual Property Rights. Except as set forth in Section 2.1(a) of the Disclosure Schedule, all such rights granted have been and are non-exclusive. True, correct and complete copies of all such agreements have been delivered to the Buyer .

                  (d) No claims with respect to any Intellectual Property Right have been asserted or, to the knowledge of any of the Company or the Principals , are threatened by any Person, nor do any of the Company or the Principals know of any valid grounds for any bona fide claims against the use by the Company or any of its subsidiaries or Affiliates of any Intellectual Property Rights. All Internet domain names granted and issued patents listed in Section 2.1(a) of the Disclosure Schedule, all trademarks, trade names and service marks and all applications to register the same listed in Section 2.1(a) of the Disclosure Schedule, and all copyrights and copyrights registrations listed in Section 2.1(a) of the Disclosure Schedule are valid, enforceable and subsisting. As of the date hereof, there has not been and there is not any unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party, employee, consultant or former employee or consultant of any of the Company or any of its subsidiaries or Affiliates.

                  (e) No Intellectual Property Rights are subject to any Order restricting in any manner the use or licensing thereof by the Company or any of its subsidiaries or Affiliates. None of the Company or any of its subsidiaries or Affiliates has entered into any agreement to indemnify any other Person against any charge of infringement of any third party intellectual property rights. Neither the Company nor any of its subsidiaries or Affiliates have entered into any agreement granting any third party the right to bring infringement actions or otherwise to enforce rights with respect to any Intellectual Property Rights. The Company has the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Intellectual Property Rights.

                  (f) Each of the Software Products set forth in Section 2.1(a) of the Disclosure Schedule is the most recent version of such Software Product. Except as set forth in Section 2.1(a) of the Disclosure Schedule, each of the Software Products set forth in Section 2.1(a) of the Disclosure Schedule (the "Core Software Products") conforms substantially to the functional and operational specifications set forth in the respective user manuals and other documentation for such Core Software Product. The Company owns and has possession of all such technical documentation and software tools (including, by way of example and not limitation, all source code, compilers, system documentation, statements of principles of operation and schematics, as applicable) for each of such Core Software Products as are necessary and sufficient for the continued effective use, further development and maintenance of the latest version of each such Core Software Product. The current status of such conformity is set forth in brackets immediately following the name and version number of each such Core Software Product in Section 2.1(a) of the Disclosure Schedule.

                  (g) Except as set forth in Section 2.1(a) of the Disclosure Schedule, there are no restrictions on the direct or indirect transfer of any Contract, or any interest therein, held by the Company or any of its subsidiaries or Affiliates in respect of the Intellectual Property Rights or the Software Products. The Company has delivered to the Buyer and Parent prior to the date hereof documentation with respect to any invention, process, design, computer program or other know-how or trade secret included in the Intellectual Property Rights, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge of any Person. Each of the Company and its subsidiaries and Affiliates has taken the necessary security and other measures to protect the secrecy, confidentiality and value of its trade secrets and other Intellectual Property Rights.

                  (h) No former or present employee, consultant, officer or director of the Company or any of its subsidiaries or Affiliates holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property Rights.

                  (i) The Intellectual Property Rights are sufficient and adequate for the Company to carry on the Business as presently constituted.

             5.11 CONTRACTS.

                  Schedule 2.1(f) of the Disclosure Schedule contains a true and complete list of all written and oral (and a brief description of such oral agreements) contracts, agreements and other instruments which are included in the Acquired Assets (collectively, "Contracts") to which any of the Company or its subsidiaries or Affiliates is a party (i) relating to Indebtedness or guaranty of performance or warranty of products or services, (ii) of duration of six months or more from the date hereof and not cancelable by the Company without material penalty on 30 days' or less notice, (iii) relating to commitments in excess of $10,000, (iv) relating to the employment or compensation of any director, officer, employee, consultant or other agent of the Company, (v) relating to the sale or other disposition of any assets, properties or rights, (vi) relating to the lease or similar arrangement of any machinery, equipment, motor vehicles, furniture, fixture or similar property, (vii) to which any federal, state or local governmental agency or authority is a party, (viii) between the Company and any stockholder of the Company or any Affiliate of any stockholder of the Company, (ix) that restricts the operation of the Company anywhere in the world, (x) pursuant to which the Company is or may be obligated to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of businesses, assets or stock of other Persons, (xi) providing for the license to the Company by third parties of rights to use software or other technology or providing for the performance of development services by or for any third party; or (xii) that is otherwise material to the Business or entered into other than in the ordinary course of business consistent with past practice. Except as will be set forth in
Section 2.1(f) of the Disclosure Schedule, none of the Company or its subsidiaries or Affiliates is in default under any such Contract, and there has been no event that with the giving of notice or the passage of time, or both, would constitute such a default or, to the knowledge of the Company or the Principals, any default, or event that with the giving of notice or the passage of time, or both, would constitute such a default, by any other party thereto, existing with respect to any such Contract except for such defaults which, in the aggregate, would result in loss or liability to the Company of no more than $10,000, and none of the Company or the Principals intends, and has not received notice that any party to any such Contract intends, to terminate, amend, not renew or cancel any such Contract. Each of the Contracts listed in Section 2.1(f) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding obligation of the Company or its subsidiaries or Affiliates and, to the Company's knowledge, the other parties thereto, enforceable in accordance with its terms. The Company has delivered to the Buyer true and complete copies of all written Contracts described in Section 2.1(f) of the Disclosure Schedule. The Company is not currently obligated to pay or is liable for any amounts under any of the Contracts, nor are the Company aware of any facts or circumstances that could result in any claim under any Contract with respect to periods ending on or before the date of this Agreement, in each instance, for which an accrual on the Financial Statements is or would have been required under GAAP and has not been made. Section 2.1(f) of the Disclosure Schedule sets forth each contract which is an Assumed Liability for which the Company has received a partial or full payment and the amount outstanding for payment to the Company at the Closing Date. All of the contracts and agreements set forth in Schedule 2.1(f) of the Disclosure Schedule represent all of the written and oral contracts and agreements between the Company and its customers.
Schedule 5.11 of the Disclosure Schedule accurately sets forth the names of all customers with contracts for which works are in progress, any deposits or pre-paid amounts, number of hours worked, milestones reached to date, for performance vs. budget and payments remaining. Any inaccuracy in Schedule 5.11 which causes a loss to Buyer in excess of $10,000 shall not be subject to the $100,000 limitation of Section 9.4.

             5.12 LITIGATION.

                  There are no, nor have there been since January l999 any, (i) investigations pending or, to the knowledge of the Company or the Principals, threatened affecting or potentially affecting the Company or any of its subsidiaries or Affiliates or the Business, (ii) actions, causes of action, claims, suits, proceedings, arbitrations, mediations or other alternative dispute resolution procedures, orders, writs, injunctions or decrees (each, a "Proceeding") entered against, involving, pending or, to the knowledge of the Company or the Principals, threatened against any of the Company or any of its subsidiaries or Affiliates or, in each case affecting or potentially affecting the operations of the Company or any of its subsidiaries or Affiliates, the business, assets, properties or prospects of the Company or any of its subsidiaries or Affiliates or the Business, at law or in equity, or before or by any governmental entity, and (iii) existing or prior facts, circumstances or conditions that could reasonably form the basis for a Proceeding against any of the Company or any of its subsidiaries or Affiliates that would affect or potentially affect the operations of the Company, the Business, Assumed Assets , properties of the Company or any of its subsidiaries or Affiliates or the Business. None of the Company or any of its subsidiaries or Affiliates is in default with respect to any Order of any governmental entity. The Company has delivered to the Buyer accurate and complete copies of all documentation relating to each Proceeding.

              5.13 INSURANCE.

                   All insurance policies relating to the Business are in full force and effect and shall remain in full force and effect through the Closing Date and thereafter (until the scheduled expiration date). With respect to all policies, all premiums currently payable or previously due have been paid, and no notice of cancellation or termination has been received by the Company with respect to any such policy. All such policies are sufficient for compliance with all requirements of law and of all Contracts to which the Company or any of its subsidiaries is a party or otherwise bound and are valid, outstanding, enforceable and, to the knowledge of the Company, collectible policies and provide insurance coverage that is adequate and customary for businesses of similar size and type. Complete and accurate copies of all such policies and related documentation have previously been delivered to the Buyer .

             5.14 EMPLOYEE BENEFIT PLANS.

                  (a) Except as set forth in Section 5.14 of the Disclosure Schedule, neither the Company nor any ERISA Affiliate (as defined below) maintains or contributes to, has ever maintained or contributed to, or has or has ever incurred any liability (whether or not contingent) with respect to any employee benefit plan or any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock appreciation right, retirement, vacation, severance, disability, death benefit, hospitalization, medical, worker's compensation, disability, supplementary unemployment benefits, or other plan, arrangement or understanding (whether or not legally binding), or any employment, severance, termination or any similar agreement (each, a "Plan"). "ERISA Affiliate" means (i) any corporation which at any time on or before the Closing Date is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Company; (ii) any partnership, trade or business (whether or not incorporated) which at any time on or before the Closing Date is or was under common control (within the meaning of Section 414(c) of the Code) with the Company; and (iii) any entity which at any time on or before the Closing Date is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as either the Company, any corporation described in clause (i) or any partnership, trade or business described in clause (ii).

                  (b) Section 5.14 of the Disclosure Schedule contains a list and a brief, general description of each Plan. The Company has delivered to the Buyer true and complete copies of (A) each Plan, (B) the summary plan description, if any, for each Plan, (C) the latest annual report, if any, which has been filed with the Internal Revenue Service (the "IRS") for each Plan, (D) the most recent IRS determination letter for each Plan that is a pension plan (as defined in Section 3(2) of ERISA) intended to be qualified under Code
Section 401(a) and (E) copies of reports for the three most recent Plan years showing compliance with discrimination rules under those of Code Sections 401(a), 401(k), 401(m), 419, 419A, 505, 501(c)(9), 105(h), 125 or 129 applicable to such Plan. Each Plan intended to be tax qualified under Sections 401(a) and 501(a) of the Code has been determined by the IRS to be tax qualified under Sections 401(a) and 501(a) of the Code, and, no amendment to or failure to amend any such Plan and, no other circumstance or event has occurred that adversely affects its tax qualified status. There has been no prohibited transaction within the meaning of Section 4975 of the Code and Section 406 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to any Plan. The Company has no commitment, whether or not legally binding, to create any additional employee benefit plan (as defined in Section 3(3) of ERISA) or to change the terms of any existing Plan.

                  (c) Neither the Company nor any ERISA Affiliate has ever maintained an employee benefit plan (as defined in Section 3(3) of ERISA) subject to the provisions of Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA.

                  (d) There are no Proceedings by any Plan participant, Plan beneficiary or any representative thereof, (other than routine claims for benefits) pending, or, to the knowledge of the Company or the Principals, threatened, and no facts or circumstances exist which could give rise to any Proceeding. The Company has timely satisfied all funding, compliance and reporting requirements for all Plans. No event or condition exists or is reasonably expected to occur in connection with the administration of any Plan that would either (i) subject the Buyer, Parent or any of their Affiliates to any liability, contingent or otherwise to the IRS, the Department of Labor ("DOL") or the Pension Benefit Guarantee Corporation (other than any liability for premiums payments to the Pension Benefit Guarantee Corporation) or (ii) cause the imposition of any Lien on the assets of the Buyer, Parent, or any of their Affiliates under the Code or ERISA. No Plan is the subject of any pending application for administrative relief under any voluntary compliance program or closing agreement program of the IRS or the DOL. With respect to each Plan, the Company has timely paid all contributions (including employee salary reduction contributions) and all insurance premiums that have become due, and any such expense accrued but not yet due has been properly reflected in the Financial Statements. Each Plan has been operated in accordance with its terms and complies in all material respects with all applicable Laws.

                  (e) No Plan provides or is required to provide, now or in the future, health, medical, dental, accident, disability, death or survivor benefits to or in respect of any individual beyond termination of employment except to the extent required under any state insurance Law or under Part 6 of Subtitle B of Title I of ERISA and under Section 4980(B) of the Code (COBRA benefits). Except to the extent of such COBRA benefits, no Plan covers any individual other than an employee of the Company or dependents of employees under health and child care Plans disclosed to the Buyer .

                  (f) Except as set forth in Section 5.14 of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement and the Related Agreements will not (A) entitle any Person providing or that has provided services at anytime to the Company to severance pay or termination benefits for which the Buyer, Parent or any of their Affiliates may become liable, (B) solely as a result of their consummation, increase or accelerate any amount due under any Plan, require assets to be set aside or other forms of security to be provided with respect to any liability under any Plan, or result in any "parachute payment" (within the meaning of Code Section 280G) under any Plan or (C) except as and to the extent accrued or reserved for on the Interim Balance Sheet, obligate the Company or any of its subsidiaries or Affiliates to pay or otherwise be liable for any compensation (including options, warrants, rights and similar instruments), vacation days, pension contribution or other benefits to any such Person for periods before the Closing Date or for personnel whom the Company does not actually employ.

             5.15 TAX MATTERS.

                  (a) All federal, state, local and foreign tax returns and tax reports required to be filed by the Company and any of its subsidiaries on or prior to the Closing Date (giving effect to any valid requests for extension that have been, or will be, validly filed and granted) have been or will be filed on a timely basis with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed. All such returns and reports are and will be true, correct and complete in all material respects and disclose all taxes required to be paid by the Company and any of its subsidiaries . All federal, state, local and foreign income, profits, franchise, sales, use, occupation, property, excise, employment and other taxes (including interest, penalties and withholdings of tax) due from and payable by the Company and any of its subsidiaries with respect to periods through the Closing Date have been or will be fully paid on a timely basis or will be adequately reserved for on the Interim Balance Sheet. Each of the Company and its subsidiaries is not currently the beneficiary of any extension of time within which to file any tax return. There are no Liens for taxes upon the assets of the Company or any of its subsidiaries or Affiliates except for statutory liens for current taxes not yet due.

                  (b) No claim has ever been made by an authority in a jurisdiction where each of the Company or any of its subsidiaries or Affiliates does not file tax returns that it is or may be subject to taxation by that jurisdiction, and each of the Company or any of its subsidiaries or Affiliates has not received any notice or request for information from any such authority.

                  (c) No issues have been raised with the Company or any of its subsidiaries or Affiliates by the IRS or any other taxing authority in connection with any tax return or report filed by the Company or any of its subsidiaries or Affiliates relating to the Company or any of its subsidiaries or Affiliates, and there are no issues which, either individually or in the aggregate, could reasonably result in any material liability for tax obligations of the Company or any of its subsidiaries or Affiliates relating to periods ending on or before the Closing Date in excess of the accrued liability for taxes shown on the Interim Balance Sheet. No waivers or extensions of statutes of limitations have been given or requested with respect to the Company or any of its subsidiaries or Affiliates. None of the Company or any of its subsidiaries or Affiliates has been, or have received notice that any of the Company or any of its subsidiaries or Affiliates may be, subject to an audit by any federal, state, local or foreign tax authority.

                  (d) No material differences exist between the amounts of the book basis and tax basis of assets that are not accounted for by an accrual on the books of the Company for income tax purposes. The Company and its subsidiaries will not be required to recognize for income tax purposes in a taxable year beginning on or after the Closing Date any amount of income or gain which it would have been required to recognize under the accrual method of accounting for tax purposes in a tax period ending on or before the Closing Date as a result of the installment method of accounting, the completed contract method of accounting, the cash method of accounting or a change in method of accounting.

                  (e) All transactions or methods of accounting that could give rise to an understatement of federal income tax (within the meaning of Section 6661 of the Code for tax returns filed on or before December 31, 1990, and within the meaning of Section 6662 of the Code for tax returns filed after December 31, 1990) have been adequately disclosed on the tax returns in accordance with Section 6661(b)(2)(B) of the Code for tax returns filed on or prior to December 31, 1990, and in accordance with Section 6662(d)(2)(B) of the Code for tax returns filed after December 31, 1990.

                  (f) None of the Company or any of its subsidiaries or Affiliates is or has been a United States real property holding company (as defined in Section 897(2) of the Code) during the applicable period specified in
Section 897(c)(1)(11) of the Code.

                  (g) The Company and each of its subsidiaries and Affiliates have complied (and until the Closing will comply) with all applicable Laws relating to the payment and withholding of taxes (including withholding and reporting requirements under Section 1441 through 1464, 3401 through 3406, 6041 and 6049 of the Code and similar provisions under any other Laws) and, within the time and in the manner prescribed by Law, has withheld from wages, fees and other payments and paid over to the proper governmental or regulatory authorities all amounts required.

                  (h) None of the Company or any of its subsidiaries and Affiliates is a party to any tax-sharing or tax indemnity agreement or any other agreement of a similar nature that remains in effect on the Closing Date.

                  (i) None of the Company or any of its subsidiaries or Affiliates is subject to any liability under Treasury Regulations 1.1502-6 or any comparable provision of state, local or foreign tax law or regulation.

                  (j) There are no tax rulings, requests for rulings, closing agreements or changes of accounting method relating to the Company or any of its subsidiaries or Affiliates that could affect their liability for Taxes for any period after the Closing. No power of attorney with respect to any matter relating to Taxes of the Company or any of its subsidiaries or Affiliates is currently in force. None of the Company nor any of its subsidiaries and Affiliates has any deferred gain or loss (i) arising from deferred intercompany transactions (as referred to in Treasury Regulations Section 1.1502- 13), or
(ii) with respect to the stock or obligations of any other member of the Company's affiliated group (as described in Treasury Regulations Section 1.1502-14). Neither the Company nor any of its subsidiaries has filed a consent under Section 341(f) of the Code or any comparable provision of state revenue statutes. No property of the Company or any of its subsidiaries or Affiliates is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Neither the Company nor any of its subsidiaries or Affiliates is a party to any lease made pursuant to Section 168(f) of the Code. Any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement or the Related Agreements by any employee, officer or director of the Company or any of its subsidiaries or Affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any Employee Plans or other compensation arrangement entered into or in effect prior to the Closing would not be characterized as an "excess parachute payment" or a "parachute payment" (as such terms are defined in Section 280G(b)(1) of the Code).

                  (k) None of the Company or any of its subsidiaries or Affiliates file, and has never filed or been included in, a consolidated Return for federal Income Tax purposes.

                  (l) For purposes of this Agreement, except as otherwise expressly provided, unless the context otherwise requires:

                  "income taxes" means any federal, state, local, or foreign income, or franchise Tax and in each instance any interest, penalties, or additions to tax attributable to such Tax;

                  "return" means any report, return, statement, estimate, declaration, form, or other information required to be supplied to a taxing authority in connection with Taxes; and

              5.16 ENVIRONMENTAL MATTERS.

                  (a) The operations of the Company and each of its subsidiaries and Affiliates comply with all applicable federal, state, local, and foreign laws, codes, regulations, requirements, directives, Orders and common law, and all administrative or judicial interpretations thereof that may be enforced by any governmental entity, other Person or court, relating to pollution, the protection of human health, the protection of the environment or the emission, discharge, disposal, storage, transportation, Release or threatened Release of materials in or into the environment, including the Occupational Safety and Health Act (collectively, "Environmental Laws"). "Release" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Contaminants through or in the air, soil, surface water, groundwater or Leased Real Property or other property. "Contaminant" means any pollutant contaminant, chemical or industrial, hazardous or toxic material or waste for which liability or standards of conduct are imposed under Environmental Laws, and includes asbestos or asbestos-containing materials, PCBs, and petroleum, oil or petroleum or oil products or derivatives.

                  (b) Each of the Company and its subsidiaries and Affiliates has obtained all environmental, health and safety Governmental Permits (as defined in Section 5.21) necessary for the operation of the Business, and all such Governmental Permits are in full force and effect and will not be revoked, suspended or otherwise adversely affected by the consummation of the transactions contemplated hereby. Each of the Company and its subsidiaries and Affiliates is in compliance with all terms and conditions of such Governmental Permits.

                  (c) None of the Company, its subsidiaries nor Affiliates is subject to any judicial, administrative or other Proceeding, Order or settlement alleging or addressing a violation of or liability or Indebtedness under any Environmental Law.

                  (d) None of the Company or its subsidiaries or Affiliates has received any notice or claim (whether written or oral) to the effect that it is or may be liable to any governmental entity or any other Person as a result of the Release or threatened Release of a Contaminant, and, to the knowledge of the Company and its subsidiaries and Affiliates, there are no existing or prior facts, circumstances or conditions that could reasonably form the basis for such a notice or claim against the Company or its subsidiaries or Affiliates.

                  (e) There have been no environmental investigations, studies, audits, tests, reviews or other analysis conducted by or on behalf of, or which are in the possession of, the Company or its subsidiaries or Affiliates in relation to any site or facility now or previously owned, operated or leased by the Company or its subsidiaries or Affiliates which have not been delivered to the Buyer prior to the execution of this Agreement.

             5.17 LABOR RELATIONS; EMPLOYEES.

                  (a) There is no labor strike, dispute, slowdown, stoppage or lockout pending, affecting, or, to the knowledge of the Company or the Principals, threatened against the Company or its subsidiaries or Affiliates, and since January 1999 there has not been any such action, and there are no existing or prior facts, circumstances or conditions that are reasonably likely to lead to such an action. There are no union claims to represent the employees of any of the Company or its subsidiaries or Affiliates, nor have there been any such claims since January 1999. There is no written or oral contract, commitment, agreement, understanding or other arrangement with any labor organization or multi-employer or union benefit or pension fund, or work rules or practices agreed to with any labor organization or employee association, applicable to employees of any of the Company or its subsidiaries or Affiliates, nor is any of the Company or its subsidiaries or Affiliates a party to or bound by any collective bargaining or similar agreement. There is, and within since January 1999 has been, no representation of the employees of any of the Company or its subsidiaries or Affiliates by any labor organization and, to the knowledge of the Company and its subsidiaries and Affiliates, there are no union organizing activities among the employees of any of the Company or its subsidiaries or Affiliates, nor does any question concerning representation exist concerning such employees.

                  (b) Neither the Company nor any of its subsidiaries or Affiliates has engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable

Law, ordinance or regulation, and each of the Company and its subsidiaries and Affiliates is and has since January 1999 been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. There is no unfair labor practice charge or complaint against the Company or any of its subsidiaries or Affiliates pending or, to the knowledge of the Company or any of its subsidiaries or Affiliates, threatened before the National Labor Relations Board or any similar state or foreign agency, and there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis therefor. There is no grievance pending or, to the knowledge of the Company and its subsidiaries and Affiliates, threatened against any of the Company or its subsidiaries or Affiliates arising out of any collective bargaining agreement or other grievance procedure, and there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis therefor. There are no charges with respect to or relating to any of the Company or its subsidiaries or Affiliates pending or, to the knowledge of the Company and its subsidiaries and Affiliates, threatened before the Equal Employment Opportunity Commission or any other governmental entity responsible for the prevention of unlawful employment practices, and there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis therefor. There are no workers compensation claims pending, and the Company and its subsidiaries and Affiliates have no knowledge of any such potential claim. The Company and its subsidiaries and Affiliates have not received notice of the intent of any government entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to the Company and, to the knowledge of the Company and its subsidiaries and Affiliates, no such investigation is in progress. No complaints, lawsuits or other Proceedings are pending or, to the knowledge of the Company and its subsidiaries and Affiliates, threatened in any forum by or on behalf of any present or former employee of any of the Company and its subsidiaries or Affiliates, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract for employment, any Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with any employment relationship.

                  (c) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (the "WARN Act"), none of the Company or its subsidiaries or Affiliates has effectuated or experienced (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility used by any of the Company or its subsidiaries or Affiliates; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility used by any of the Company or its subsidiaries or Affiliates, nor has any of the Company or its subsidiaries or Affiliates been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of the Company's employees has suffered an "employment loss" (as defined in the WARN Act) at any time prior to the Closing Date.

                  (d) Each of the Company and its subsidiaries and Affiliates has complied with all employment verification procedures including proper completion of Forms I-9 as it relates to all of its current and former employees. Each of the Company and its subsidiaries and Affiliates has complied with all applicable immigration, visa and work-related laws, codes and regulations of the United States in general.

             5.18 COMPLIANCE WITH LAW.

                  Each of the Company and its subsidiaries and Affiliates has complied in all material respects since January 1999 and is presently complying in all material respects with all applicable laws (whether statutory or otherwise), rules, regulations, orders, ordinances, judgments, decrees or other pronouncements having the effect of any of the foregoing, of all governmental entities having jurisdiction (collectively, "Laws"), including the Federal Occupational Safety and Health Act and all Laws relating to the safe conduct of business and environmental protection and conservation, the Civil Rights Act of 1964 and Executive Order 11246 concerning equal employment opportunity obligations of federal contractors and any applicable health, sanitation, fire, safety, labor, zoning and building laws. The Company has not received written notification of any asserted present or past failure by the Company or any of its subsidiaries or Affiliates to so comply with the Laws and there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis for such notification or assertion. The representations of this Section 5.18 are intended to be in addition to and not as a qualification of any other Section in this Article V.

             5.19 GOVERNMENT PERMITS.

                  Each of the Company and its subsidiaries and Affiliates owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from all governmental entities that are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct the Business substantially as currently conducted (herein collectively called "Governmental Permits"). Such Governmental Permits are in full force and effect, no violations are or have been recorded in respect thereof, no Proceeding is pending, or, to the knowledge of the Company or the Principals, threatened, to revoke or limit any thereof or to affect the rights of the Company or any of its subsidiaries or Affiliates under any thereof. The Company and the Principals do not know of any basis for any such Proceeding, and none of such Governmental Permits will be revoked, suspended or otherwise adversely affected by the consummation of the transactions contemplated hereby.

             5.20 BROKERS OR FINDERS.

                  Neither the Buyer, Parent nor any of their Affiliates will have any obligation to pay any broker's, finder's, investment banker's, intermediary's, financial advisor's or similar fee in connection with this Agreement or the Related Agreements or the transactions contemplated herein or therein by reason of any action taken by or on behalf of the Company or any of its subsidiaries or Affiliates.

             5.21 CUSTOMERS AND SUPPLIERS.

                  Section 5.21 of the Disclosure Schedule sets forth a true and complete list of the names of the ten largest suppliers (and for each such supplier the dollar amount) of products and services to the Company and its subsidiaries and the ten largest customers (and for each such customer the dollar amount) of products and services of the Company and its subsidiaries during the 12 months ended June 30, 2001, indicating any existing contractual arrangements for continued supply from or to each such firm. Except as will be set forth in Section 5.21 of the Disclosure Schedule, there exists no actual or, to the knowledge of the Principals or the Company, threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of the Company and its subsidiaries with any customer or group of customers which are listed in Section 5.21 of the Disclosure Schedule or which are otherwise material to the operations of the Business, or with any supplier or group of suppliers which are listed in Section 5.21 of the Disclosure Schedule or which are otherwise material to the operations of the Business other than as completed in the ordinary course of business, and none of the Company or any of its subsidiaries or Affiliates has received any report or other information from any employee, sales representative or other Person who reports to the Company on such matters in the ordinary course of business regarding the existence of any present or future condition or state of facts or circumstances involving customers, suppliers or sales representatives (including the consummation of the transactions contemplated in this Agreement) that would materially adversely affect the Business or the prospects of the Company or the Business or prevent the conduct of the Business after the consummation of the transactions contemplated in this Agreement on substantially the same terms as the Business has been conducted prior to the date hereof. The Company has delivered to the Buyer copies of all written Contracts or other arrangements and written summaries of any oral arrangements with the customers and suppliers listed in Section 5.21 of the Disclosure Schedule.

             5.22 ACCOUNTS RECEIVABLE.

                  The accounts and notes receivable and all other receivables included in the Acquired Assets are bona fide receivables and represent amounts due with respect to actual, arm's-length transactions entered into in the ordinary course of business consistent with past practice and the Company is not aware of any facts or circumstances that would render such amounts uncollectable. No such account has been assigned or pledged to any other Person, and no defense or set-off or similar right to any such account has been asserted by the account obligor.

             5.23 COMMON ACTIVITIES.

                  In the conduct of the Business, the assets of the Company and its subsidiaries have not been commingled with those of any Affiliate or associate of the Company, and the Company and its subsidiaries have not engaged in any joint activities with regard to the purchase or sale of products or services, failed to maintain appropriate distinction between the Business and assets and property of the Company and its subsidiaries and those of any other Person or engaged in any other acts or omitted to take any other action which could reasonably be expected to form the basis for any claim or assertion that the Company or any of its subsidiaries or its property or assets were responsible for any Indebtedness, liability or obligation of any other Person.

             5.24 DISCLOSURE.

                  The representations and warranties by the Principals and the Company in this Agreement and the Related Agreement and the statements contained in the Disclosure Schedule or any other schedules, certificates, documents, exhibits and agreements referred to herein or otherwise furnished or to be furnished by the Principals and the Company to the Buyer or Parent pursuant to this Agreement and the Related Agreements or in connection with the transactions contemplated hereby or thereby do not and will not taken as a whole contain any untrue statement of a material fact and do not and will not taken as a whole omit to state any material fact necessary to make the statements herein or therein not misleading. The Company has


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

delivered to the Buyer or its counsel true and complete copies of all material certificates, exhibits, schedules, agreements or documents and has notified the Buyer or its counsel of all events, facts, circumstances, violations or other matters that to the best of their knowledge after due inquiry taken as a whole may have a Material Adverse Effect on the Business, transactions contemplated in this Agreement or the Related Agreements, or the business or operations of the Company or Parent subsequent to the consummation of the transactions contemplated hereby.

             5.25 INVESTMENT REPRESENTATIONS.

                  The Company acknowledges, represents and warrants that:

                  (a) the shares represented by Purchase Price are being acquired, and the shares representing the Parent Shares when they are acquired will be, for their own accounts and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such shares;

                  (b) they have been advised that the shares represented by Purchase Price and the shares representing the Parent Shares, have not been registered under the Securities Act on the ground that no distribution or public offering thereof are to be effected, and in this connection Parent is relying in part on the Company's representations set forth in this Section;

                  (c) the Company has sufficient available financial resources to provide adequately for their current needs and can bear the economic risk of the complete loss of their investment in Parent without materially affecting each of the Company's financial condition.

                  (d) the transfer of the shares represented by the Purchase Price and Parent Shares have not been registered under the Securities Act, and must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available ; and

                  (e) they understand that the shares represented by the Purchase Price and the Parent Shares are restricted securities within the meaning of Rule 144 promulgated under the Securities Act; that the exemption from registration under Rule 144 will not be available unless (i) a public trading market then exists for the Common Stock, (ii) adequate information concerning Parent is then available to the public, and (iii) other terms and conditions of Rule 144 or any exemption therefrom are complied with; and

                  (f) Parent has provided the Company and the Principals with the opportunity to meet and confer with representatives of Parent regarding all aspects of its business and has afforded the Company and the Principals the opportunity to obtain additional information concerning Parent and has answered all questions to the satisfaction of the Company and the Principals.

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                                   ARTICLE VI

             REPRESENTATIONS AND WARRANTIES OF THE BUYER AND PARENT

         The Buyer and Parent represent and warrant to the Company and the Principals as follows:

              6.1 ORGANIZATION, STANDING AND QUALIFICATION.

                  Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent is duly qualified or licensed to do business and in good standing in each jurisdiction in which its property is owned, leased or operated or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not in the aggregate have a material adverse effect on Parent. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of New York.

              6.2 AUTHORITY.

                  (a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Parent has all requisite corporate power and authority to enter into the Related Agreements to which it is a party, and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent. This Agreement does, and, when executed and delivered by Parent, the Related Agreements to which it is a party will, constitute legal, valid and binding obligations of Parent, enforceable against Parent in accordance with its respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

                  (b) The Buyer has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer. This Agreement does, and, when executed and delivered by the Buyer, the Related Agreements to which it is a party will, constitute legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

              6.3 CAPITALIZATION.

                  The authorized capital stock of Parent consists of 22,500,000 shares consisting of 17,500,000 shares of common stock and 5,000,000 shares of preferred stock. As of the date hereof, 2,500,000 shares of Common Stock are issued and outstanding, 1,012,500 shares of Common Stock are reserved for issuance pursuant to options granted or to be granted under Parent's stock option plans, 24,500 shares of Common Stock are held in treasury, 893,333 shares are reserved for issuance pursuant to outstanding warrants to purchase Common Stock, 2,695,208 shares of Common Stock are reserved for issuance pursuant to outstanding shares of convertible preferred stock and 20,000 shares of Preferred Stock are issued and outstanding, and there are no other shares of capital stock of Parent authorized, issued or outstanding, except as otherwise set forth in this Agreement and the transactions contemplated hereby or as otherwise set forth in the Parent's SEC Reports.

              6.4 VALIDITY; ISSUANCE OF SHARES.

                  The shares of Common Stock being issued as part of the Purchase Price and the Parent Shares have been duly authorized and, and upon issuance of the Parent Shares when issued in accordance with this Agreement (and in the case of the shares issuable upon exercise of the Parent Warrant, in accordance with the terms thereof), will be validly issued, fully paid and non-assessable. Parent shall reserve a sufficient number of shares of Common Stock, Preferred Series F Stock and Parent Shares at or prior to delivery of the Purchase Price.

              6.5 CONSENTS AND APPROVALS; NO VIOLATION.

                  (a) Neither the execution and delivery of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Parent with any of the provisions hereof or thereof will (i) conflict with or result in a breach of the certificate of incorporation or by-laws or other constitutive documents of Parent, (ii) conflict with or result (with or without notice or lapse of time or both) in a default (or give rise to any right of reimbursement, termination, cancellation, modification or acceleration) under any of the provisions of any material note, bond, lease, mortgage, indenture, license, franchise, permit agreement or other instrument or obligation to which Parent is a party, or by which Parent or its properties or assets may be bound or affected, except for such conflict, breach or default as to which requisite waivers or consents are described in Section
6.5 of the disclosure schedule delivered to the Company prior to the date of this Agreement (the "Buyer Disclosure Schedule") and are required to be obtained prior to Closing or would otherwise not have a Material Adverse Effect on Parent, or (iii) violate any Law or Order applicable to Parent or its properties or assets; or (iv) result in the creation or imposition of any material Lien upon any property or assets used in Parent's business. Except as set forth in
Section 6.5 of the Buyer Disclosure Schedule, no consent or approval by, or any notification of or filing with, or other action of any Person (governmental or private) that has not been obtained is required in connection with the execution, delivery and performance by Parent of this Agreement or the Related Agreements. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or the Buyer that seeks to prevent the consummation of the transactions contemplated herein or in any Related Agreement to which Parent is a party.

                  (b) Neither the execution and delivery of this Agreement or any of the Related Agreements to which it is a party, nor the consummation of the transactions contemplated hereby or thereby nor compliance by the Buyer with any of the provisions hereof or thereof will (i) conflict with or result in a breach of the certificate of incorporation or by-laws or other constitutive documents of the Buyer or (ii) violate any Law or Order applicable to the Buyer or the properties or assets of the Buyer that would prevent or materially impair the consummation of the transactions contemplated hereby or thereby.

               6.6 BROKERS OR FINDERS.

                   Neither Parent nor the Buyer will have any obligation to pay any broker's, finder's, investment banker's, intermediary's, financial advisor's or similar fee in connection with this Agreement or the transactions contemplated herein by reason of any action taken by or on behalf of Parent or the Buyer.

               6.7 PUBLIC REPORTS.

                   Parent has and, as of the Closing Date will have, filed all required forms, reports and documents with the SEC since July 1, 2000 (collectively, the "Parent's SEC Reports") all of which have and shall have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and Parent is current in all of its required filings under the Exchange Act.

               6.8 DISCLOSURE.

                   The representations and warranties by Parent in this Agreement and the Related Agreements and the statements contained in the Buyer Disclosure Schedule or any other schedules, certificates, documents, exhibits and agreements referred to herein or otherwise furnished or to be furnished by Parent to the Company pursuant to this Agreement or in connection with the transactions contemplated hereby do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements herein or therein not misleading.

              6.9 LINE OF CREDIT.

                  Nothing has come to the Parent's or Buyer's attention that would cause the credit agreement with Connecticut Bank of Commerce dated May 24, 2001, as amended by First Amendment to the Credit Agreement, dated August 16, 2001, not to be in full force and effect in accordance with the terms and conditions therein.


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

                                   ARTICLE VII

                                    COVENANTS

            7.1   CERTAIN GUARANTEES.

                  Parent and Buyer shall indemnify Kim Foglia, Steve Platti, David Kimbell and Sheinwald with respect to their personal guarantees of equipment leases which comprise the Assumed Liabilities and are set forth in
Section 7.1 of the Disclosure Schedule.

              7.2 ACCOUNT RECEIVABLES.

                  (a) The Company and/or Sheinwald shall promptly endorse all checks received by the Company for any payment made in connection with an Acquired Asset, including, without limitation, account receivables, to the order of the Buyer, or as otherwise directed by the Buyer in writing. The Company shall give an officer of the Buyer or Parent power of attorney to endorse such checks promptly upon request of the Buyer.

                  (b) Parent and Buyer grant the Company a royalty free, non-exclusive, limited use license to use the name "Galt Corporation" for the purpose of collecting receivables of the Company and winding down the Company's business. The Buyer or Parent shall promptly endorse all checks received by the Parent or Buyer for any payment made in connection with the Excluded Assets, including, without limitation, account receivables, to the order of the Company, or as otherwise directed by the Company or Sheinwald in writing, promptly upon request of the Company.

              7.3 CONSENTS.

                  THE COMPANY AND SHEINWALD SHALL USE THEIR REASONABLE BEST EFFORTS TO OBTAIN ALL CONSENTS THAT ARE REQUIRED BY ANY ASSUMED CONTRACT BETWEEN THE COMPANY AND ANY OF THE COMPANY'S CUSTOMERS IN CONNECTION WITH THE ASSIGNMENT OF SUCH ASSUMED CONTRACT TO BUYER OR PARENT. THE COMPANY AND PRINCIPALS SHALL INDEMNIFY THE BUYER AND PARENT FOR ANY LOSS ARISING OUT OF THE FAILURE OF THE COMPANY OR SHEINWALD TO OBTAIN CONSENTS IN RESPECT OF THE ASSIGNMENT TO PARENT AND BUYER OF ANY ASSUMED CONTRACTS (WHETHER SUCH ASSUMED CONTRACT IS A CUSTOMER CONTRACT, EQUIPMENT LEASE OR OTHERWISE), PROVIDED THAT THE PARENT AND BUYER HAVE PERFORMED ALL OBLIGATIONS ASSUMED UNDER SUCH ASSUMED CONTRACT AFTER THE CLOSING.

                                  ARTICLE VIII

                               CLOSING CONDITIONS

               8.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND THE BUYER.

                   The obligation of Parent and the Buyer under this Agreement to consummate the purchase of the Acquired Assets on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Parent and the Buyer in their sole discretion:

                  (a) WARRANTIES ACCURATE. The representations and warranties of the Company and the Principals contained in this Agreement and the Related Agreements which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                  (b) PERFORMANCE BY THE COMPANY AND THE PRINCIPALS . The Company and the Principals shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by the Company and the Principals hereunder or in the Related Agreements on or prior to the Closing Date.

                  (c) CONSENTS. All consents, approvals, filings and notices required in connection with the transactions contemplated hereby and the sale and transfer of the Acquired Assets and Assumed Liabilities at the Closing (including, but not limited to, those set forth on Schedules 5.4 and 6.5) shall have been duly obtained, made or given and shall be in full force and effect, without the imposition upon Parent or the Buyer of any material condition, restriction or required undertaking.

                  (d) CERTIFICATE. Parent and Buyer shall have received (i) a certificate, dated the Closing Date, signed by an officer of the Company to the effect that the conditions set forth in Sections 8.1(a), (b) and (c) have been satisfied and (ii) an incumbency certificate, dated the Closing Date, signed by the secretary of the Company certifying to the Certificate of Incorporation, by-laws and resolutions of the Company and its shareholders.

                  (e) STOCKHOLDER APPROVAL. Stockholders representing a majority of the issued and outstanding Company Common Stock and any other Person necessary in order to consummate the transactions contemplated hereby shall have approved and adopted this Agreement and the transactions contemplated by this Agreement and all requisite resolutions and consents shall have been adopted and delivered to Parent and the Buyer.

                  (g) ADDITIONAL DOCUMENTS, ETC. There shall have been delivered to Parent and the Buyer each other agreement, document, certificate and other items as is reasonably necessary to effectuate the transactions contemplated hereby.

                  (j) TRANSFER TAXES. The Company and Principals shall pay all required transfer taxes, stamp duties and similar assessments and taxes in connection with the sale and transfer of the Shares and the Preferred Stock as contemplated herein, if any.

               8.2 BOOKS AND RECORDS.

                   All files, documents, instruments, papers, books and records relating to the Business or the Acquired Assets including financial statements, tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, corporate seals, stock transfer ledgers, contracts, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans (collectively, the "Books and Records") shall be delivered to Parent or the Buyer on or prior to the Closing Date.

               8.3 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE PRINCIPALS.

                   The obligations of the Company and the Principals under this Agreement to consummate the transactions contemplated hereby on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Company and the Principals in their sole discretion:

                  (a) Warranties Accurate. The representations and warranties of the Parent and the Buyer contained in this Agreement and the Related Agreements which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                  (b) PERFORMANCE BY PURCHASER. Parent and the Buyer shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by Parent and the Buyer hereunder on or prior to the Closing Date.

                  (c) CONSENTS. All Consents set forth on Schedule 6.5 shall have been duly obtained, made or given and shall be in full force and effect.

                  (d) CERTIFICATE. The company shall have received (i) certificates, dated the closing date, signed by an officer of the parent and buyer to the effect that the conditions set forth in sections 8.2(a), (b) and
(c) have been satisfied and (ii) incumbency certificates, dated the closing date, signed by the secretary or assistant secretary of the parent and buyer.

                  (e) FLEET BANK GUARANTEE. Parent and the Buyer shall provide evidence reasonably acceptable to the Company and the Principals that the guaranty by Kim Foglia of the approximately $130,000 Fleet Bank credit line is being paid within three business days of the Closing.

                                   ARTICLE IX

                          INDEMNIFICATION AND SURVIVAL

              9.1 INDEMNIFICATION.

                  (a) The Company and the Principals shall jointly and severally indemnify the Buyer, Parent and their respective officers, directors, stockholders, employees, agents and Affiliates (the "Buyer Parties") and hold each of them harmless from and against any Loss suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any inaccuracy in or breach of any representation or warranty or failure to perform any covenant or agreement to be performed on or before the Closing Date on the part of the Company or the Principals contained in this Agreement or the Related Agreements; (ii) any intentional tort, including without limitation, fraud (including fraud in the inducement), willful misconduct or bad faith by the Company or the Principals or any executive officer, director, stockholder or employee of the Company in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby; (iii) the assertion against the Parent, the Buyer, the Business, the Acquired Assets, or the Assumed Liabilities, of any liability or obligation of the Company or its respective Affiliates or relating to the Company's operations, businesses or other activities of any kind or nature prior to the Closing Date that have not been expressly assumed by Parent or the Buyer under this Agreement; and (iv) any and all actions, suits, Proceedings, demands, judgments, costs and legal and reasonable other expenses incident to any of the matters referred to in clauses (i), (ii) and (iii) of this Section 9.l (a). Once it is determined there is such an indemnifiable event, the amount of the Loss shall be determined without giving effect to any "Material Adverse Effect" qualification or any other materiality, dollar limit or similar qualification contained in the representation, warranty, covenant or agreement.

                  (b) Each of Parent and the Buyer hereby indemnifies and holds harmless the Company and the Principals from and against any Loss suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any inaccuracy in or breach of, or any alleged inaccuracy or alleged breach of any representation or warranty or failure to perform any covenant or agreement to be performed on or before the Closing Date on the part of the Buyer or Parent contained in this Agreement or the Related Agreements to which the Buyer or Parent is a party;
(ii) any intentional tort, including without limitation, fraud (including fraud in the inducement), willful misconduct or bad faith by any of the Buyer Parties in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby; and (iii) any and all actions, suits, Proceedings, demands, judgments, costs and legal and reasonable other expenses incident to any of the matters referred to in clauses (i) and (ii) of this
Section 9.1(b). Once it is determined there is such an indemnifiable event, the amount of the Loss shall be determined without giving effect to any "Material Adverse Effect" qualification or any other materiality, dollar limit or similar qualification contained in the representation, warranty, covenant or agreement.

                  (c) All claims for indemnification by any party seeking indemnity under this Agreement (an "Indemnified Party") will be asserted and resolved as follows:

                           (i) In the event any claim or demand, in respect of
                  which an Indemnified Party might seek indemnity under this Agreement, is asserted against or sought to be collected from such Indemnified Party by a Person other than a Buyer Party or the Company or a Principal or any of their respective Affiliates (a "Third Party Claim"), the Indemnified Party shall deliver a notice (a "Claim Notice") with reasonable promptness to the party from whom the Indemnified Party is seeking indemnification (the "Indemnifying Party"), which Claim Notice shall provide reasonable detail relating to such Third Party Claim, including the amount of Loss claimed, to the extent known. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim only to the extent that the Indemnifying Party demonstrates that its ability to defend such Third Party Claim has been irreparably prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the Dispute Period (defined below) whether the Indemnifying Party disputes its liability to the Indemnified Party, and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim. "Dispute Period" means the period ending 30 days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice (as hereinafter defined).

                           (ii) If the Indemnifying Party notifies the
                  Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 9.1, then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings must be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or may be settled at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party shall not be permitted to effect any settlement without the written consent (which shall not be unreasonably withheld) of the Indemnified Party unless (A) the sole relief provided in connection with such settlement is monetary damages that are paid in full by the Indemnifying Party, (B) such settlement involves no finding or admission of any wrongdoing, violation or breach by any Indemnified Party of any right of any other Person or any Laws, Contracts or Governmental Permits, and (C) such settlement has no effect on any other claims that may be made against or liabilities of any Indemnified Party. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof (except as provided in the preceding sentence); provided, however, that the Indemnified Party may, at its sole cost and expense, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause (ii), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party shall, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause
                  (ii) and, except as provided in the first sentence of this clause (ii) and the preceding sentence, the Indemnified Party will bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity with respect to such Third Party Claim.

                           (iii) If the Indemnifying Party fails to notify the
                  Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 9.1(c)(ii) or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim (in each case in accordance with Section 9.1(c)(ii) above), or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). Subject to the immediately preceding sentence, the Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause
                  (iii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

                           (iv) If the Indemnifying Party notifies the
                  Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to a Third Party Claim or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Loss in the amount specified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party, and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction. "Resolution Period" means the period ending 30 days following expiration of the Dispute Period.

                           (v) In the event any Indemnified Party should have a
                  claim under this Agreement against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a notice (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party, which Indemnity Notice shall provide reasonable detail relating to such claim, including the amount of Loss claimed, to the extent known. If the Indemnified Party fails to provide the Indemnity Notice with reasonable promptness, the Indemnifying Party shall not be obligated to indemnify the Indemnified

                  Party with respect to such claim only to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced by such failure of the Indemnified Party. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss in the amount specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party, and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

                  (d) Any indemnity payment, including any payments made through cancellation of the shares of Common Stock as set forth in Section 9.3 will be treated for tax purposes as an adjustment to the Purchase Price.

              9.2 SURVIVAL PERIODS.

                  (a) All representations and warranties of the Company and the Principals contained in this Agreement, the Disclosure Schedule, the Related Agreements or any certificate or document delivered in connection herewith or therewith shall survive the Closing and shall remain in full force and effect for 12 months after the Closing Date (such 12 -month anniversary to the Closing Date being referred to as the "Expiration Date") and shall apply beyond such 12 month period with respect to claims asserted in writing within such 12 month period; provided, however, that those representations and warranties which relate to taxes, benefit plans, environmental liabilities and Intellectual Property Rights shall survive until 90 days beyond all applicable statutes of limitations have expired and shall apply beyond such period with respect to claims asserted in writing during such period. Except as otherwise provided, the covenants and agreements of the parties hereto shall survive the Closing. Rights of an Indemnified Party to indemnification shall not be limited or affected in any way by any pre-Closing investigation by such Indemnified Party or by such Indemnified Party's actual knowledge of any inaccuracy of the representations and warranties.

                  (b) All representations and warranties of Parent and the Buyer contained in this Agreement, the Buyer Disclosure Schedule, the Related Agreements or any certificate or document delivered in connection herewith or therewith shall survive the Closing and shall remain in full force and effect for a period of twelve months after the Closing Date and any claims in respect thereof, whether made by the Company or a Principal or any current or former holder of the capital stock of the Company or any of its subsidiaries, shall be limited to an amount in the aggregate not in excess of $150,000.

              9.3 CANCELLATION OF SHARES

The Warrants representing a portion of the Purchase Price are subject to cancellation by Parent (without any additional action on the part of the holders of such shares) to the extent that any claims by any Buyer Party with respect to the indemnification obligations of the Companyand the Principals hereunder. The value of such Escrow Amount with respect to payment of any indemnity obligation shall be based on the fair market value of the Warrants as of the date of the settlement of the claim for the indemnification. Notwithstanding the foregoing, cancellation of such shares of Company Common Stock as provided for hereunder shall not relieve the Company or Principals of their indemnification obligations and any Buyer Party may enforce its rights and seek all remedies available to it in lieu of or in addition to those set forth in this Section 9.3.

              9.4 LIMITATION OF LIABILITY.

                  (a) Notwithstanding anything to the contrary contained herein, except with respect to payment of Taxes and liability of the Buyer under Bulk Sales Laws, the Company and Principals shall have no liability, with respect to Losses, in excess of the Purchase Price.

                  (b) Except as provided in Sections 5.8 and 5.11, Parent and Buyer shall not make any Claim unless and until the aggregate indemnified Losses under this Agreement exceed $100,000, in which event, recovery for such Losses shall be available for the entire amount of all such Losses, including those below the aggregate of $100,000.

                                    ARTICLE X

                                     GENERAL

              10.1 EXPENSES.

                   Except as otherwise provided by this Agreement, each party shall bear and pay its own expenses incurred in connection with the transactions referred to in this Agreement.

              10.2 NOTICES.

                   Any notices required or permitted to be sent to a party hereunder shall be delivered personally or mailed, certified mail, return receipt requested, delivered by overnight courier service, or by telecopy to the following addresses, or such other address as such party hereto designates by written notice given to the other party, and shall be deemed to have been delivered five business days after mailing, if mailed, or four business days after delivery to the courier, if delivered by overnight courier services or if by telecopy, on the date set forth on the confirmation:

        If to any
        of the Principals or the
        Company to:                   c/o Galt Corporation
                                      1660 Walt Whitman Road
                                      Melville, New York 11747
                                      Attention: Alan Sheinwald
                                      Facsimile No.: (631) 756-0789
                 copy to:
                                  Westerman Ball Ederer Miller & Sharfstein, LLP
                                  600 Old Country Road
                                  Garden City, New York 11530
                                  Attention: Alan C. Ederer, Esq.
                                  Facsimile No. : (516) 977-3056
        If to Parent or
        the Buyer to:             c/o 5B Technologies Corporation
                                  100 Sunnyside Boulevard
                                  Woodbury, NY 11797
                                  Attention: Glenn Nortman, CEO
                                  Facsimile No.: (516) 677-6111

                 copy to:         Herzfeld & Rubin
                                  40 Wall Street
                                  New York, NY  10005
                                  Attention:  Robert Newman, Esq.
                                  Facsimile No.: (212)  344-3333


             10.3 ENTIRE AGREEMENT; HEADINGS; COUNTERPARTS.

                  This Agreement and the Related Agreements constitutes the entire understanding and agreement between the parties with respect to the transactions contemplated herein, and supersedes any and all prior or contemporaneous, oral or written, communications with respect to the subject matter hereof, all of which are merged herein. The section headings contained herein shall in no way limit, extend, or interpret the scope or language of this Agreement or of any particular section and are intended only for convenience of reference. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, without necessity of production of the others. Such counterparts may be delivered to the other parties hereto by facsimile and such delivery shall be deemed a delivery of an executed original.

              10.4 AMENDMENT; WAIVER.

                   This Agreement cannot be modified, amended or in any way altered except by written document executed by each of the parties hereto. No waiver of any provision of this Agreement, or of any rights or obligations of any party hereunder, shall be effective unless in writing and executed by the party waiving compliance, and such waiver shall be effective only in the specific instance, and for the specific purpose, stated in such writing. No waiver of any breach of, or default under, any provision of this Agreement shall be deemed a waiver of any other provision, or of any subsequent breach or default of the same provision, of this Agreement.

             10.5 SEVERABILITY.

                  If any provision of this Agreement is determined to be invalid or unenforceable, that provision shall be deemed stricken and the remainder of the Agreement shall continue in full force and effect, insofar as it remains a workable instrument to accomplish the intent and purposes of the parties. The parties further agree to replace the severed provision with the provision that will come closest to reflecting the intention of the parties underlying the severed provision but that will be valid, legal and enforceable.

             10.6 PARTIES IN INTEREST; ASSIGNMENT.

                  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither party may assign by operation of law or otherwise to any third party, any right or obligation set forth in this Agreement without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto any rights or remedies under or by reason of this Agreement.

             10.7 APPLICABLE LAW.

                  (a) This Agreement and the performance of the parties hereunder shall be governed and construed in accordance with the substantive laws of the State of New York without giving effect to the principles of conflicts of law thereof.

                  (b) For the purpose of the serving of legal documents in relation to litigation and arbitration, the parties choose domicile at the addresses mentioned in Section 10.2.

                  (c) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY OF THE PARTIES WITH RESPECT TO THIS AGREEMENT OR ANY RELATED AGREEMENT, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT. EACH PARTY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT AND ANY RELATED AGREEMENT. THE COMPANY AND THE PRICIPALS DESIGNATE AND APPOINT WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP AND SUCH OTHER PERSONS AS MAY HEREAFTER BE SELECTED BY THEM IRREVOCABLY AGREEING IN WRITING TO SERVE, AS THEIR AGENT TO RECEIVE ON THEIR BEHALF, SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY THEM TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARENT AND BUYER DESIGNATE AND APPOINT LEONARD S. TEIBER AND SUCH OTHER PERSONS AS MAY HEREAFTER BE SELECTED BY THEM IRREVOCABLY AGREEING IN WRITING TO SERVE, AS THEIR AGENT TO RECEIVE ON THEIR BEHALF, SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY THEM TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. A COPY OF SUCH

PROCESS SO SERVED SHALL BE MAILED BY REGISTERED MAIL TO THE PARTIES AT THEIR ADDRESS PROVIDED IN SECTION 10.2, EXCEPT THAT UNLESS OTHERWISE PROVIDED BY APPLICABLE LAW, ANY FAILURE TO MAIL SUCH COPY SHALL NOT AFFECT THE VALIDITY OF SERVICE OF PROCESS. IF ANY AGENT APPOINTED BY A PARTY REFUSES TO ACCEPT SERVICE, SUCH PARTY HEREBY AGREES THAT SERVICE UPON IT BY MAIL SHALL CONSTITUTE SUFFICIENT NOTICE. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

                  (d) EACH OF THE PARTIES HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, NO CLAIM MAY BE MADE BY ANY OF THE PARTIES AGAINST ANOTHER PARTY FOR ANY LOST PROFITS OR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY BREACH OR WRONGFUL CONDUCT (OTHER THAN WILLFUL MISCONDUCT CONSTITUTING ACTUAL FRAUD) IN CONNECTION WITH, ARISING OUT OF OR IN ANY WAY RELATED TO THE TRANSACTIONS CONTEMPLATED HEREUNDER OR UNDER ANY RELATED AGREEMENT OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH; EACH OF THE PARTIES HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE UPON ANY SUCH CLAIM FOR ANY SUCH DAMAGES. EACH OF THE COMPANY AND THE PRICIPALS AND THE COMPANY AGREES THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND ACKNOWLEDGE THAT PARENT AND THE BUYER WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

             10.8 PUBLICITY.

                  The financial and business terms of this Agreement or the Related Agreements shall not be disclosed to any third party or the public without the prior written consent of the other party; provided, however, that either party may disclose such information as required by law (including applicable securities laws), the rules of any applicable stock exchange, or court order or as necessary to enforce the terms of this Agreement. The foregoing shall not prohibit either party from disclosing this Agreement or its contents to its attorneys, accountants or other advisors.

             10.9 BULK SALES COMPLIANCE.

                  The Buyer hereby waives compliance by the Company with the provisions of any applicable Bulk Sales Laws, in consideration whereof the Company and the Principals, jointly and severally, agree to pay and discharge when due all claims of creditors which could be asserted against the Buyer or Parent by reason of noncompliance under such laws to the extent that such liabilities are not assumed by the Buyer or Parent under this Agreement and to indemnify and hold Parent and the Buyer Parties harmless from and against any such claims pursuant to Article IX hereof.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                           5B TECHNOLOGIES CORPORATION


                           By: ________________________________
                           Name: Glenn Nortman
                           Title: Chief Executive Officer


                           ABBY GARRETT & SETH, LTD


                           By: ________________________________
                           Name: Glenn Nortman
                           Title: President


                           GALT CORPORATION.


                           By: ________________________________
                           Name:
                           Title:


                           --------------------------------
                           Alan Sheinwald


                           --------------------------------
                           Kenneth Greene

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I  Definitions.........................................................1
         1.1      Definitions..................................................1

ARTICLE II  Sale and Purchase..................................................6
         2.1      Sale and Purchase of Acquired Assets.........................6
         2.2      Excluded Assets..............................................7
         2.3      Assumption of Liabilities....................................7
         2.4      Information and Records......................................9

ARTICLE III  Consideration.....................................................9
         3.1      Payment of Purchase Price....................................9
         3.2      Escrow.......................................................9
         3.3      Allocation of the Purchase Price.............................9

ARTICLE IV  Closing...........................................................10
         4.1      Closing.....................................................10
         4.2      Seller at Closing...........................................10
         4.3      Buyer at Closing............................................11
         4.4      Further Assurances..........................................11

ARTICLE V  Representations and Warranties of the COMPANY AND PRINCIPALS.......12
         5.1      Organization, Standing and Qualification; Subsidiaries......12
         5.2      Authority...................................................12
         5.3      Consents and Approvals; No Violation........................13
         5.4      Books and Records...........................................13
         5.5      Financial Statements; Certain Financial Information.........14
         5.6      Absence of Certain Changes or Events........................15
         5.7      Real Property...............................................16
         5.8      Leases......................................................16
         5.9      Title to Assets.............................................17
         5.10     Intellectual Property Rights................................17
         5.11     Contracts...................................................19
         5.12     Litigation..................................................20
         5.13     Insurance...................................................21
         5.14     Employee Benefit Plans......................................21
         5.15     Tax Matters.................................................23
         5.16     Environmental Matters.......................................25
         5.17     Labor Relations; Employees..................................26
         5.18     Compliance with Law.........................................27
         5.19     Government Permits..........................................28
         5.20     Brokers or Finders..........................................28
         5.21     Customers and Suppliers.....................................28

         5.22     Accounts Receivable.........................................29
         5.23     Common Activities...........................................29
         5.24     Disclosure..................................................29
         5.25     Investment Representations..................................30

ARTICLE VI  REPRESENTATIONS AND WARRANTIES OF THE BUYER AND PARENT............31
         6.1      Organization, Standing and Qualification....................31
         6.2      Authority...................................................31
         6.3      Capitalization..............................................32
         6.4      Validity; Issuance of Shares................................32
         6.5      Consents and Approvals; No Violation........................32
         6.6      Brokers or Finders..........................................33
         6.7      Public Reports..............................................33
         6.8      Disclosure..................................................33
         6.9      Line of Credit..............................................33

ARTICLE VII  COVENANTS........................................................34
         7.1      Certain Guarantees..........................................34

ARTICLE VIII  CLOSING CONDITIONS..............................................35
         8.1      Conditions Precedent to Obligations of Parent and the Buyer.35
         8.2      Books and Records...........................................36
         8.3      Conditions Precedent to Obligations of the Company
                  and the Principals..........................................36

ARTICLE IX  INDEMNIFICATION AND SURVIVAL......................................37
         9.1      Indemnification.............................................37
         9.2      Survival Periods............................................40
         9.3      Cancellation of Shares......................................40
         9.4      Limitation of Liability.....................................41

ARTICLE X  General............................................................41
         10.1     Expenses....................................................41
         10.2     Notices.....................................................41
         10.3     Entire Agreement; Headings; Counterparts....................42
         10.4     Amendment; Waiver...........................................42
         10.5     Severability................................................43
         10.6     Parties in Interest; Assignment.............................43
         10.7     Applicable Law..............................................43
         10.8     Publicity...................................................44
         10.9     Bulk Sales Compliance.......................................44